Exhibit 99.137

Fire & Flower Holdings Corp.

Management Discussion and Analysis

For the Fiscal Year ended January 30, 2021

Dated April 26,2021

INTRODUCTION

The following management’s discussion and analysis (“MD&A”) of financial condition and results of operations of Fire & Flower Holdings Corp. and its wholly-owned subsidiaries (“Fire & Flower” or “FFHC” or the “Company”) constitutes management’s review of the factors that affected the Company’s financial and operating performance for the quarter and fiscal year ended January 30, 2021 (“Q4 2020” and “FY 2020”, respectively). The information in this MD&A is current as of April 26, 2021 and should be read in conjunction with the audited consolidated financial statements and notes thereto for the fifty-two weeks ended January 30, 2021 (the “Financial Statements”).

The Financial Statements referenced above have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and interpretations of the IFRS Interpretations Committee for all periods presented. The Financial Statements and this MD&A have been reviewed by the Company’s Audit Committee and approved by the Company’s board of directors (the “Board of Directors”) as of April 26, 2021.

Unless otherwise indicated, all financial information in this MD&A is reported in Canadian dollars. All references to the Company contained herein include references to its subsidiaries, as applicable, in the context.

The Financial Statements and the Company’s most recent annual information form (“AIF”) are filed on www.sedar.com. Additional information about the Company can also be found on www.sedar.com.

ACCOUNTING PERIODS

The fiscal year of the Company consists of a fifty-two or fifty-three week period ending on the Saturday closest to January 31, which is January 30, 2021 and February 1, 2020, for the current and prior year period presented in this MD&A, respectively. Each quarterly interim period for the current and prior year consists of thirteen weeks.

FORWARD LOOKING STATEMENTS

Certain statements contained in this MD&A, and the documents incorporated by reference in this MD&A, may constitute forward-looking statements. These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “propose”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements.

These forward-looking statements include, among other things, statements relating to:

●	the performance of the Company’s business and operations;
●	the expected timing and cost of the Company’s business objectives and milestones;
●	the intention to grow the business, operations and potential activities of the Company;

●	the competitive conditions of the industry;
●	the intended expansion of the Company’s operations, its costs and receipt of all requisite regulatory approvals to complete such expansion and increase sale capacity;
●	the applicable laws, regulations and any amendments thereof;
●	the competitive and business strategies of the Company;
●	the grant, timing and impact of any licence or supplemental licence to conduct activities or any amendments thereof;
●	the intention of the Company to complete any offering of securities;
●	the intention of the Company to make certain elections;
●	the impact of the novel strain of the coronavirus (“COVID-19”) on the business and operations of the Company.

Forward-looking statements are provided for the purposes of assisting the reader in understanding the Company’s financial performance, financial position and cash flows as of and for periods ended on certain dates and to present information about management’s current expectations and plans relating to the future, and the reader is cautioned that the forward-looking statements may not be appropriate for any other purpose. Such assumptions include, but are not limited to, assumptions regarding: (a) the demand for the Company’s products and services and fluctuations in future revenues; (b) sufficiency of current working capital to support future operating and working capital requirements; (c) equity and debt markets continuing to provide access to capital on acceptable terms; (d) general economic trends and conditions; (e) the expected actions of third parties; (f) the Company’s future growth prospects and business opportunities; (g) the expected growth in the amount of cannabis sold by the Company and the expected size of and pricing of products in the recreational market; (h) expectations with respect to the renewal and/or extension of the Company’s licences and permits; (i) capital cost of the Company’s expected expansion; (j) the competitive conditions of the cannabis industry; (k) the applicable laws, regulations and any amendments thereof; (l) the grant and impact of any licence or supplemental licence to conduct activities with cannabis or any amendments thereof; (m) the Company’s ability to comply with applicable governmental regulations and standards; (n) the Company’s success in implementing its strategies and achieving its business objectives; (o) the number of stores to be operated by the Company; and (p) general business and economic conditions, including negative impacts from the continued spread of COVID-19 on the global economy or on the Company’s business, financial position or results of operations.

The Company believes that the expectations reflected in those forward- looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon by investors as actual results may vary. Forward-looking statements are made as of the date they are made and are based on the beliefs, estimates, expectations and opinions of management on that date. The Company undertakes no obligation to update or revise any forward- looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking statements, except as required by law. These statements speak only as of the date of this MD&A and are expressly qualified, in their entirety, by this cautionary statement. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of various risk factors.

The forward-looking statements contained herein and in other reports filed by the Company and made by the Company’s directors, officers and other persons authorized to speak on the Company’s behalf are expressly qualified in their entirety by these cautionary statements.

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COMPANY OVERVIEW AND STRATEGY

Overview of the Company

The Company’s principal business focuses on building an independent retail chain that offers cannabis products and accessories to the adult-use recreational market in provinces that permit the private sale of retail cannabis. The Company is led by experienced cannabis entrepreneurs and retail professionals, and operates as a trusted, independent link between Canada’s top Licensed Producers (as defined in the Cannabis Act) and the adult-use recreational cannabis market. The Company operates licensed cannabis retail stores in various provinces and territories in Canada.

On June 6, 2018, the Company (then known as “Cinaport Acquisition Corp. II”) completed its initial public offering and its common shares (the “Common Shares”) commenced trading on the TSX Venture Exchange (“TSXV”) under the symbol “CPQ.P”. Effective February 13, 2019, pursuant to the completion of a reverse takeover transaction between Fire & Flower Inc. (“FFI”) and the Company, the Company changed its name from “Cinaport Acquisition Corp. II” to “Fire & Flower Holdings Corp.” The Common Shares resumed trading on the TSXV under the ticker symbol “FAF”.

On August 7, 2019, 2707031 Ontario Inc., an indirect wholly-owned subsidiary of Alimentation Couche-Tard Inc. (collectively, “ACT”), made a strategic investment in the Company (the “Strategic Investment”). In satisfaction of one of the closing conditions of the Strategic Investment, the Common Shares commenced trading on the Toronto Stock Exchange (the “TSX”) on August 7, 2019 under the ticker symbol “FAF”.

On February 16, 2021, the Company announced filing the initial application to list its common shares on the Nasdaq Stock Market (the “Nasdaq”). The Nasdaq listing remains subject to the review and approval of the Company’s listing application and the satisfaction of all applicable listing and regulatory requirements.

The Company’s material wholly-owned subsidiaries are FFI, Hifyre Inc. (“Hifyre”), 10926671 Canada Ltd. (operating as Open Fields Distribution), 11180703 Canada Ltd, and Friendly Stranger Holdings Corp. (“Friendly Stranger” or “FSHC”).

The Company’s head office, registered office and records office is located at 130 King Street West, Suite 2500, Toronto, Ontario, M5X 1C8.

Description of the Business

The Company’s mission is to become a premier independent cannabis retailer and a global brand where international regulations permit. In addition to its Fire & Flower™, “Friendly Stranger”, “Happy Dayz”, and “Hotbox” retail platforms and its wholesale distribution and fulfilment capabilities (operating as “Open Fields Distribution”), the Company’s proprietary Hifyre™ Digital Retail and Analytics Platform provides a significant competitive advantage, additional revenue opportunities, as well as a growth platform to enter international markets.

Retail Platform

The retail sale of adult-use cannabis is only permitted by approved store operators at licensed premises in accordance with applicable federal, provincial and municipal laws. As of the date of this MD&A, the Company, through its wholly-owned subsidiaries FFI and Friendly Stranger, holds licences to eighty-one (81) cannabis retail stores, operates eighty (80) cannabis retail stores and four (4) accessory stores.

At each of its operational stores, the Company (through its displays and in-store cannabis experts known as “cannistas”) educates customers on products. The Company has developed its own proprietary training program and resources. For example, cannistas are trained to engage with retail customers to provide information regarding: (a) brand characteristics of various cannabis strains and products; (b) the reported cannabinoid, including tetrahydrocannabinol (“THC”) and cannabidiol (“CBD”), composition of each cannabis product; (c) the reported terpene composition of each cannabis product; (d) production methods and processes utilized in a particular product; (e) the various product forms (e.g. dried flower, oils, capsules, sprays, edibles, etc.); (f) other product attributes and characteristics; (g) methods of consumption (e.g. combustion, vaporization, oral, topical, etc.); and (h) harm reduction. The in-store experience has been designed to encourage customers to better understand the products available for purchase and how they may align with their desired objectives.

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The Company’s retail experience model is designed to recommend the appropriate products for its customers. The retail platform uses the Hifyre digital retail and analytics platform to determine the most frequently purchased and positively reviewed products for each consumer segment. The retail experience is designed to cater to both long-time cannabis users who may be transitioning from the unregulated market as well as customers who are new to consuming cannabis. Training and recommendations are made in accordance with all applicable regulations.

To ensure minors do not access and are not exposed to cannabis products, the Company follows the required identification process in each of the provinces in which stores operate to ensure that young persons are not able to enter the store or purchase products, and age verification safeguards on its website. The Company’s operating procedures have been created and its staff are trained to abide by the requirements of the Cannabis Act and the applicable provincial regulations including in respect to promotion, selling to minors, storage of cannabis products and limits on purchases of cannabis.

The Company’s purchase of cannabis product inventory is determined by the applicable provincial regime. All cannabis products are purchased either directly or indirectly from Licensed Producers in accordance with the Cannabis Act and the applicable provincial regime. In the provinces of Alberta, British Columbia, Ontario, Manitoba and the Yukon Territory, all purchases of cannabis products are made through a provincial wholesaler (that acquires its cannabis products from Licensed Producers). In the province of Saskatchewan, no such intermediary exists and the Company engages directly with Licensed Producers. Pricing for cannabis products purchased by the Company for sale in its cannabis retail stores in Alberta, Manitoba, Ontario and the Yukon Territory is set by the provincial/territory regulator.

On December 1, 2020, the Company acquired all of the shares of Friendly Stranger, which directly and indirectly holds Retail Operator Licences (“ROL”) and Retail Store Authorizations (“RSA”) (as such terms are defined in the Cannabis Licence Act (Ontario)) to operate cannabis retail stores in Ontario under the Friendly Stranger, Happy Dayz and Hotbox brands. The Company intends to continue operating these brands while transitioning their operational procedures and technology systems onto FFI’s best practices including the Hifyre™ Digital Retail and Analytics Platform.

The following table sets out the Company’s current retail operations, including acquisitions, across Canada as at the date of this MD&A:

As of the date of this MD&A:	Accessories	Cannabis
Province/ Territory	Stores in Operation (1)	Directly Owned Licence(s)	Stores in Operation (1)	Sites under Development (2)
Alberta	0	40	40	3
Saskatchewan	0	9	9	5
Manitoba	0	1	1	7
Yukon Territory	0	1	1	0
Ontario	4(3)	29	29(4)	15
British Columbia	0	1	0	2
Total	4	81	80	32

(1)	Reflects licensed stores that have been operating as at the date of this MD&A. The number of stores operating during the COVID-19 pandemic may vary as the Company continues to respond to the applicable legal requirements and guidelines from public health officials.
(2)	Reflects premises currently held for development of licensed cannabis retail stores at various stages of development.
(3)	Reflects Friendly Stranger-branded stores which sell exclusively cannabis accessories, but which are not currently operating as a result of the COVID-19 pandemic.
(4)	Includes 14 stores operating under the “Fire & Flower” banner, 10 stores operating under the “Friendly Stranger” banner, 4 stores operating under the “Happy Dayz” banner and 1 store operating under the “Hotbox” banner. This also includes one store located in Sarnia, Ontario operating under the “Fire & Flower” banner pursuant to a non-exclusive licence granted in accordance the terms of a consulting services agreement and asset purchase agreement (see “Changes in Retail Network Subsequent to January 30, 2021”).

During the prior fiscal year, the Company focused its expansion initially in Alberta and Saskatchewan, where regulations were relatively more progressive, and also entered into the Manitoba and the Yukon Territory market. During Q1 2020, the Company commenced direct operations in the Ontario market by way of its acquisitions of 2727765 Ontario Inc. (“272 Ontario”) and 2676053 Ontario Limited (“267 Ontario”), and then expanded its presence in the Ontario market by way of additional acquisitions of 11522302 Canada Inc. (“115 Canada”), 2673801 Ontario Inc. (“2673 Ontario”), Busboy Ventures Inc. (“Busboy”), Quad Nine Investments Inc. (“QNI”), and Friendly Stranger. The Company also grew organically in Ontario through the receipt of licenses from the AGCO for six (6) stores. The Company has prioritized expansion in the Ontario market for the current fiscal year, and intends to enter the British Columbia market once final licensing is complete, and other Canadian markets as regulations permit. The Company anticipates being able to grow both organically as well as through acquisition in the future.

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During the fiscal year 2020, COVID-19 resulted in governments reinstating stricter emergency measures to combat the spread of the virus. These measures include the implementation of travel bans, self-imposed quarantine periods, social distancing and temporary closures of non-essential businesses. The impact of COVID-19 on the Company’s operations and the measures taken to address the associated challenges are described under “Q4 2020 and Recent Highlights – COVID-19”.

Distribution Platform

The Company, through Open Fields Distribution (“Open Fields”), also operates a cannabis wholesale business in Saskatchewan. Open Fields purchases cannabis products directly from Licensed Producers that are authorized to sell into Saskatchewan, and distributes such products to the Company’s licensed corporate-owned and branded retail stores as well as third-party independent licensed retailers in Saskatchewan. Open Fields also purchases cannabis accessories and related ancillary products from Canadian-based and global suppliers and distributes them to FFI’s licensed retail stores as well as third-party independent retailers in Canada. Open Fields was incorporated under the Canada Business Corporations Act on August 1, 2018. It acquired a property on August 8, 2018 and completed interior renovations required to utilize the premises as a cannabis wholesale business. Open Fields received a cannabis wholesale permit from the Saskatchewan Liquor and Gaming Authority (“SLGA”) on November 22, 2018, and commenced operations selling wholesale cannabis products and accessories.

Open Fields provides the Company with additional revenue and margin opportunities through the wholesale of regulated cannabis products and accessories in Saskatchewan as well as the fulfilment of e-commerce sales across Canada of cannabis accessories and related ancillary products.

Pricing for cannabis products purchased by Open Fields for re-sale through FFI stores and independent retailers in Saskatchewan is determined through negotiation with provincially authorized Licensed Producers. Pricing for cannabis accessories purchased by Open Fields for re-sale through FFI stores and independent retailers generally is determined through negotiation with manufacturers, distributors and wholesalers.

Hifyre™ Digital Retail and Analytics Platform

Hifyre has developed and deployed a proprietary, omni-channel, data-driven system to support the Company’s advanced retail operations. The first generation of the platform was successfully launched for legalization on October 17, 2018, and Hifyre continues to execute development activities on the platform with new features released on a regular basis. By capturing user behaviour data and applying predictive analytics, Hifyre is able to facilitate FFI’s delivery of a highly personalized customer experience. This allows customers to not only find the products they want but helps the Company suggest items the customer may enjoy.

The Company expects the Hifyre™ Digital Retail and Analytics Platform to provide it with a significant competitive advantage at retail, create opportunities for additional high-margin revenue streams and a platform for growth into international markets. Hifyre also licenses certain of the data analytics components of the Hifyre™ Digital Retail and Analytics Platform to allow its customers to better understand consumer preferences and behaviour and market dynamics. In September of 2019, Hifyre launched the Spark Perks™ program across the Fire & Flower retail network, providing member benefits such as Spark Fastlane™ checkout, exclusive deals and access to member-only events. The Spark Perks™ program collects data on consumer purchase behaviours to help the Company better understand the preferences of their customers.

In January of 2020, Hifyre™ entered into a Strategic License Agreement with COVA Software Solutions (“Cova”) which will allow Cova to provide the Hifyre™ Digital Retail and Analytics Platform to its customers including the Spark Perks™ program and the Spark Fastlane™ ‘click-and-collect’ service.

The Hifyre™ Digital Retail and Analytics Platform has supported the Company to closely monitor its retail operations in real-time and rapidly adapt to regulatory and operational changes in response to COVID-19, including expanding its existing Spark Fastlane™ “click- and-collect” service to facilitate exclusively servicing stores through the Spark Fastlane™ for pickup in-store and, in Saskatchewan and Ontario, curbside pickup and Spark Rapid Delivery services to residential addresses.

In addition, the Hifyre Digital Retail and Analytics Platform includes the industry-leading data platform, Hifyre IQ which is subscribed to by a significant number of Canadian licensed producers, equity research analysts and a variety of customers in business, finance, banking and consulting. During Q3 2020, Hifyre launched a digital advertising offering, Hifyre Reach, which uses the Company’s advanced consumer segmentation engine to deliver targeted advertising services, compliant with the highly regulated cannabis marketing sector.

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Q4 2020 AND RECENT HIGHLIGHTS

Financial and Operational Summary

(in thousands of dollars, except per share information and as otherwise noted)	Q4 2020		Q3 2020	Q4 2019		Fiscal Year ended
	January 30,		October 31,	February 1,		January 30,		February 1,
	2021		2020	2020		2021		2020
Financial Highlights
Revenue		$43,219	33,119	16,788		128,053		51,106
Gross profit		$16,429	11,505	6,148		45,419		18,607
Loss from operations		$(4,847)	(467)	(18,508)		(17,562)		(35,659)
Adjusted EBITDA (1)		$1,517	1,219	(5,259)		22		(16,314)
Net (loss) income and comprehensive (loss) income		$(11,417)	(25,723)	(22,288)		(78,959)		(32,595)
Net (loss) income per share, basic		$(0.05)	(0.15)	(0.16)		(0.45)		(0.28)
Net (loss) income per share, diluted		$(0.05)	(0.15)	(0.15)		(0.45)		(0.28)
Operating Highlights
Gross profit %	%	38%	35%	37%		35%		36%
Number of corporate-owned stores open - begin of period	#	54	51	30		44		9
Number of corporate-owned stores open - end of period	#	73	54	44		73		44
Growth (decrease) in same-store retail revenues (2)%		37%	11%	-49	%(4)	-19	%(2)	n/a (3)
Same-store count for period(2)	#	29	20	9		9		n/a (3)
Balance Sheet Data
Cash & cash equivalents		$30,613	24,688	22,900		30,613		22,900
Total assets		$213,382	153,594	151,006		213,382		151,006
Non-current liabilities		$149,416	96,407	47,515		149,416		47,515
Debentures, loans, and conversion option derivatives (5)		$72,466	69,646	53,580		72,466		53,580
Debenture and loans principal amount outstanding (5)		$57,756	56,302	67,158		57,756		67,158

(1)	Refer to the “Non-IFRS Measures” section for further details and reconciliation to the Company’s IFRS measures.
(2)	Same-store sales is the comparison of sales of the Company’s stores that are open at the beginning of the period and have been operating for more than a year. For fiscal year ended January 30, 2021, the comparative period includes stores operating since February 3, 2019, and include revenues from first half of fiscal year 2019 when there were limited retail licences that limited competition. Refer to ‘Results from Operations – Revenue’ for further details.
(3)	Metric not applicable or not meaningful. For fiscal year ended February 1, 2020, there were no stores operating for more than a year prior to February 2, 2019.
(4)	For quarter ended February 1, 2020, the Company had nine stores that had some operations during the thirteen weeks of Q4 2019 and Q4 2018. Q4 2018 was the first quarter of operations after legalization in October 2018 and was a period of significant media exposure, consumer interest post legalization, and competition was limited to seventeen stores in Alberta and seven stores in Saskatchewan at the outset of legalization in October 2018. As additional retail licenses were granted, competition increased both for customers and, in Alberta, for supply of desirable product. Supply constraints resulted in product allocations among licensed retailers and, in November 2018, a moratorium on new retail licenses that was not lifted until May 2019. After Alberta lifted the moratorium, the number of licensed cannabis retail stores rapidly increased from 17 at October 17, 2018 to approximately 400 stores at February 1, 2020 in Alberta alone. This increased competition negatively impacted sales in Q4 2019. Given these factors, the Company does not believe that the sales during the thirteen weeks of Q4 2019 and 2018 are truly comparable to each other and expected the decrease.
(5)	Subsequent to January 30, 2021, $53 million in convertible debenture principal was converted into Common Shares.

Performance Highlights

●	Revenue increased 151% year-over-year, to $128.1 million in fiscal year ended January 30, 2021, and increased 30% quarter-over- quarter, from $33.1 million in Q3 2020 to $43.2 million in Q4 2020.

●	Net loss of $11.4 million and $79.0 million during the thirteen and fifty-two weeks ended January 30, 2021, respectively (February 1, 2020: net loss of $22.3 million and $32.6 million, respectively).

●	Positive Adjusted EBITDA of $1.5 million in Q4 2020, compared to $1.2 million positive Adjusted EBITDA in Q3 2020.

●	Achieved positive Adjusted EBITDA of $0.02 million for the 2020 fiscal year.

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●	On March 11, 2021 and March 3, 2021, converted $23.6 million and $29.4 million in principal of the Company’s convertible debentures, respectively. As of the date of this MD&A, $2.4 million in convertible debenture principal remains outstanding. The Company issued 91,163,865 Common Shares for the conversions.

●	On February 22, 2021 and March 10, 2021, entered into strategic agreements with retail operators and analytics platforms in the United States to license the Company’s brand, store operating system, and retail/analytics platform

●	On February 16, 2021, filed the initial application to list its Common Shares on the Nasdaq. The listing remains subject to the review and approval of the Company’s listing application and the satisfaction of all applicable listing and regulatory requirements.

●	On February 11, 2021 completed an At-the-Market equity program (“ATM Program”) for net proceeds of $14.7 million.

●	Received an additional $8.7 million in proceeds from exercise of warrants by ACT.

●	On December 1, 2020, closed the acquisition of Friendly Stranger, a multi-store and multi-brand cannabis retail operator in Ontario. Friendly Stranger owns and operates three distinct retail brands and, as of the date of this MD&A, holds sixteen (16) licences to operate cannabis retail stores currently operating in Ontario.

●	Further expanded presence in the Ontario market by completing additional acquisitions during the quarter for an additional two (2) RSAs to operate cannabis retail stores in Ontario.

●	Own and operate a total of eighty (80) licensed cannabis retail stores under four distinct retail banners, with seventy-three (73) operating as at January 30, 2021.

●	Maintained business continuity during the COVID-19 pandemic by i) rapidly commissioning a Pandemic Response Team focused on keeping its employees safe and healthy while ensuring the continuity and sustainability of its business; ii) implementing enhanced in-store procedures including increased and frequent cleaning, installation of safety shields, reduction of paper materials and ceasing acceptance of cash or product returns; iii) monitoring store performance, shopping patterns and employee availability on an ongoing basis to optimize operating hours and selectively close stores where required by law or otherwise appropriate to enhance the productivity of the network under the circumstances; iv) temporarily adapting its business model by moving towards exclusively servicing stores through the Spark Fastlane™ “click-and-collect” service that enables customers to order products online for fast pickup and payment in store; and v) offering curbside pickup and delivery options in Saskatchewan and, while permitted to do so pursuant to emergency orders, in Ontario.

The U.S. Market

On February 22, 2021, the Company announced that it has entered into agreements with a Canadian private company, operating as “American Acres Managers” (“American Acres”) including an agreement to license the Company’s brand, store operating system and digital retail and analytics platform for cannabis dispensaries in the United States (“U.S.”), specifically the states of California, Arizona and Nevada. Under the agreement, the Company will have the option to acquire American Acres at a discount to fair market value. The acquisition is expected to occur upon the federal legalization of adult-use cannabis in the U.S. or when otherwise permitted by the policies of the TSX or any other stock exchange on which the Company’s securities are listed for trading.

On March 10, 2021, Hifyre entered into a strategic license agreement with BDS Analytics Inc. (“BDSA”) pursuant to which Hifyre’s Canadian digital retail and analytics will be incorporated in BDSA’s existing online US-based market research platform and BDSA’s US consumer data will be incorporated into Hifyre’s existing digital retail and analytics platform.

Changes in Retail Network Subsequent to January 30, 2021

On April 13, 2021, the Company entered into an asset purchase agreement (the “APA”) with a Canadian partnership to acquire all of the assets related to the operation of a cannabis retail store located in Sarnia, Ontario. Such retail store has received a Retail Store Authorization. Concurrently with the execution of the APA, the Company entered into a consulting services agreement to provide (a) advisory and consulting services and (b) a non-exclusive licence to use certain of the Company’s intellectual property, including the “Fire & Flower” brand during the interim period prior to completion of the asset acquisition. The asset acquisition is expected to be completed in September 2021.

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Changes in Retail Network During the Fiscal Year Ended January 30, 2021

Friendly Stranger Acquisition

On November 1, 2020, the Company entered into a share purchase agreement (the “FSHC SPA”) with Friendly Stranger. The transaction closed on December 1, 2020. Pursuant to the terms of the FSHC SPA, FFI purchased all of the issued and outstanding shares of Friendly Stranger (the “FSHC Shares”) for an aggregate consideration of $25.3 million in shares, subject to certain closing adjustments. The Company also entered into a loan agreement with Friendly Stranger under which Friendly Stranger borrowed from the Company up to $2.0 million to support the purchase of certain licensed cannabis retail stores operating in the province of Ontario. The Company issued an aggregate of 31,297,342 Common Shares (subject to adjustment as contemplated in the FSHC SPA). FSHC (and its subsidiaries) hold numerous Retail Operator Licences and, as of the date of this MD&A, holds a total of sixteen (16) RSAs throughout the province of Ontario under the “Friendly Stranger”, “Hotbox” and “Happy Dayz” brands.

Acquisitions of Other Ontario Locations

During the quarter ended January 30, 2021, the Company initiated and completed an additional two (2) business acquisitions that resulted in the Company acquiring QNI and Busboy, for aggregate purchase consideration of $1.8 million in cash and 2,322,724 issuance in Common Shares. These entities hold two ROLs and three RSAs in respect of cannabis retail stores in Ontario.

Earlier in fiscal year 2020, the Company also completed additional business acquisitions of four (4) other entities with cannabis retail store operations, resulting in four additional ROLs and RSAs being added to the retail network in Ontario. The acquisitions were completed for an aggregate purchase consideration of $3.2 million in cash, $1.7 million settlement of receivables and 1,801,481 in Common Shares.

Additional details on these acquisitions are described under Note 7 of the Financial Statements.

Acquisition of the Assets of Flora and Tridelion

On June 4, 2019, the Company and FFI entered into asset purchase agreements with Flora (Bernard) Enterprises Inc., Flora (Dawson) Enterprises Inc. and Tridelion Enterprises Inc. pursuant to which the Company proposed to acquire an aggregate of five cannabis retail stores in Kelowna, Kamloops, Vernon, Prince George and Quesnel, British Columbia subject to customary conditions including satisfaction of all licensing requirements.

During Q1 2020, the asset purchase agreements with Flora (Dawson) Enterprises Inc. and Tridelion Enterprises Inc. in respect of stores in Kamloops, Vernon, Prince George and Quesnel expired in accordance with their terms and the Company and FFI entered into an amended and restated asset purchase agreement with Flora (Bernard) Enterprises Inc. in respect of a store in Kelowna (the “Kelowna Acquisition”) which was completed on April 15, 2020. The purchase price was $2.1 million, consisting of $0.8 million in cash, and 2,408,715 Common Shares.

Financings

At-the-Market Offering

On December 3, 2020, the Company announced it has established an ATM Program, under which the Company was authorized to issue and sell up to $15 million of Common Shares from treasury to the public. The Company completed the ATM Program on February 11, 2021, for total net proceeds of $14.7 million and issued 16,568,400 Common Shares. The net proceeds from the program will be used for general corporate purposes, working capital needs and capital expenditures.

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Amendments to Strategic Investment Instruments

Effective September 15, 2020, the Company amended the terms of convertible debentures (the “ACT Debentures”) and warrants (the “ACT Warrants”) issued to ACT, and the investor rights agreement dated August 7, 2019 entered into between the Company and ACT (the “IRA” and with ACT Debentures and the ACT Warrants, the “Strategic Investment Instruments”). The amendments to the Strategic Investment Instruments contemplated extension of the maturity of the ACT Debentures, early exercise of certain ACT Warrants, and adjustments to the pricing and terms of the ACT Debentures and ACT Warrants, as described in further detail below (collectively, the “Strategic Investment Instrument Amendments”).

The ACT Debentures were amended such that:

(i)	The conversion price is the lesser of: (A) the 20-day volume weighted average trade price (“VWAP”) of the Common Shares on the last trading day prior to ACT delivering a notice of its intention to convert; and (B) $0.90;
(ii)	The maturity date is June 30, 2023, provided that if less than an aggregate of $20,000,000 principal amount of April 2020 Debentures (as defined herein) has been converted prior to the maturity date thereof (the “April 2020 Debenture Maturity Date”), then ACT would have the right to accelerate the maturity date of the ACT Debentures to a date that is 60 days following the April 2020 Debenture Maturity Date;
(iii)	The Company has the ability to repay the principal amount of the ACT Debentures and interest thereon by issuing Common Shares at a price equal to $0.75 per Common Shares (subject to satisfaction of certain conditions precedent, including the Common Shares having a 20-day VWAP of at least $1.00 on the date the Company gives its notice of intention to convert); and
(iv)	The Company has the ability to repay the principal amount of ACT Debentures (with a three (3) month penalty) if (A) ACT does not exercise all of the Series B Warrants on or before the expiry date of the ACT Warrants deemed Series B Warrants (the “Series B Warrants”); or (B) ACT does not fulfil any of its Series A Warrant exercise obligations.

The Series A Warrants, previously with an exercise price of $1.40, were amended such that:

(i)	13,146,469 of the Series A Warrants (the “A-1 Warrants”) had an exercise price equal to $0.78, which were exercised on September 18, 2020 and the Company received cash proceeds of $10.3 million;
(ii)	10,505,779 of the Series A Warrants (the “A-2 Warrants”) had an exercise price equal to $0.83, which were exercised on December 21, 2020 and the Company received cash proceeds of $8.7 million; and
(iii)	10,505,779 of the Series A Warrants (the “A-3 Warrants”) now has an exercise price equal to $0.93. The A-3 Warrants will expire on June 30, 2021.

The Series B Warrants, previously with an exercise price of $1.875, were amended such that:

(i)	The exercise price of the Series B Warrants is now the lesser of: (A) $1.875; and (B) the 20-day VWAP of the Common Shares on the last trading day prior to the date on which the Series B Warrants are exercised;
(ii)	The Series B Warrants are now exercisable at any time after January 1, 2022; and
(iii)	The expiry date of the Series B Warrants is now September 30, 2022.

The ACT Warrants deemed Series C Warrants (“Series C Warrants”) were amended such that:

(i)	The exercise price of the Series C Warrants is now the lesser of: (A) $3.00; and (B) 125% of the 20-day VWAP of the Common Shares on the last trading day prior to the date on which the Series C Warrants are exercised;
(ii)	The Series C Warrants is now exercisable at any time after October 1, 2022; and
(iii)	The expiry date of the Series C Warrants is now June 30, 2023.

The A-3 Warrants are exercisable at ACT’s option, without any impact to the Series B Warrants and Series C Warrants.

The IRA was also amended to consider the aforementioned amendments to the Strategic Investment Instruments. The participation right and top up right of ACT as contemplated by the IRA would be maintained. The IRA was also amended such that:

(i)	Subject to certain allowances, the Company is restricted from incurring additional senior debt without the consent of ACT; and
(ii)	The IRA may be terminated by the Company in the event ACT does not fulfil any of its Series A Warrants exercise obligations.

For further information on these securities issued, see “Description of the Business – Strategic Investment” and “Description of the Business – Recent Developments” in the Company’s most recent AIF.

Private Placement – Green Acre Capital

On April 28, 2020, the Company completed two private placements led by Green Acre Capital for aggregate gross proceeds of $28 million (collectively, the “April 2020 Debentures”). The Offerings were comprised of non-brokered private placements for $28,000 of 8.0% secured $1,000 principal amount convertible debentures at a price of $1,000 per convertible debenture, and conversion price of $0.50 per $1 principal amount. The April 2020 Debentures are governed by the terms of the debenture indenture (the “Indenture”) entered into between the Company and Computershare Trust Company of Canada (“CTCC”) dated April 28, 2020.

Pursuant to the terms of the IRA, ACT exercised its participation rights in respect of the Offerings and received an additional (a) 3,523,705 Series A Warrants; (b) 11,048,651 Series B Warrants; and (c) 22,686,864 Series C Warrants. These instruments were subsequently amended under the terms of the Strategic Investment Instrument Amendments, which are described above.

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Pursuant to the terms of the Indenture, in lieu of paying any interest accrued and payable in respect of the April 2020 Debentures up to and including December 31, 2020 (or June 30, 2021 in the event the maturity date of the April 2020 Debentures is extended), the Company may elect to add such accrued and unpaid interest to the then outstanding principal amount of April 2020 Debentures (the “Interest Election”).

On July 23, 2020, the Company and Computershare Trust Company of Canada (“CTCC”) entered into a supplemental debenture indenture (the “Supplemental Indenture”) to the Indenture. The Supplemental Indenture amended the Indenture such that:

(i)	the April 2020 Debenture Maturity Date was amended to June 1, 2021, or June 1, 2022 in the event that, on or before April 1, 2021, 23,652,248 of the Series A Warrants have been exercised;
(ii)	the Company’s election to force the conversion of the principal amount of April 2020 Debentures shall no longer be contingent on the conversion or retirement of the ACT Debentures; and
(iii)	the Company may elect to add any interest accrued and payable on the December 31, 2021 payment date to the principal amount of April 2020 Debentures (as is already contemplated for the interest payments owing on December 31, 2020 and June 30, 2021).

The Company made the Interest Election with respect to the accrued and unpaid interest owing on the April Debentures as of December 31, 2020, which resulted in the capitalization of $1.6 million in interest, and the principal outstanding increasing to $29.4 million.

On March 1, 2021 the Company and CTCC entered into a second supplemental debenture indenture (the “Second Supplemental Indenture”) to the Indenture. The Second Supplemental Indenture amended the Indenture such that:

(i)	the Company may elect to force the conversion of all, but not less than all, of the April 2020 Debentures at any time, provided that there is no event of default under the Indenture and the ten (10) day VWAP per Common Share on the TSX is greater than $1.25 (the “April 2020 Debentures Forced Conversion”); and
(ii)	if the April 2020 Debentures Forced Conversion occurs prior to July 1, 2021, an amount equal to the interest that would have accrued on the principal amount of such outstanding April 2020 Debentures from the date of the April 2020 Debentures Forced Conversion up to June 30, 2021 (the “Accelerated Interest”) shall accrue and be converted into Common Shares on the date of the April 2020 Debentures Forced Conversion.

Commitment Letter

On April 21, 2020, the Company entered into a commitment letter to obtain up to an aggregate amount of $10.0 million (with an option for an additional $5.0 million), non-dilutive credit facilities with ATB Financial. The financing will be comprised of two separate loan facilities on a two-year term: a revolving credit facility in the amount of $5.0 million that bears a variable interest rate based on the ATB Financial prime rate, and a term loan in the amount of $5.0 million that bears a variable interest rate based on the ATB Financial prime rate. The Commitment Letter also includes an “accordion” option to increase the revolving facility by an additional $5.0 million, subject to ATB Financial’s consent and certain other customary conditions. The Company has obtained these credit facilities on prime-based interest rates and commercial terms, subject to financial ratio covenants beginning in the 2021 fiscal year and are secured by the assets of the Company and its subsidiaries. As at January 30, 2021, the Company has drawn $2.4 million of the term loan.

Additional details on the credit facilities with ATB Financial can be found in the Company’s documents that will be filed on SEDAR at www.sedar.com.

Settlement of convertible debentures

On March 11, 2021, the Company converted $23.6 million of the ACT Debentures principal, plus accrued and unpaid interest thereon, with $2.4 million in principal remaining outstanding as of the date of this MD&A. For the conversion, 31,932,547 Common Shares were issued.

On March 3, 2021, the April 2020 Debentures with principal, plus accrued and unpaid interest thereon, outstanding of $29.4 million were fully converted and settled and 59,231,318 Common Shares were issued for the conversion.

On June 26, 2020, at maturity and in accordance with the terms of the debenture, the Company repaid $27.2 million in principal, and accrued and unpaid interest of 8.0% unsecured convertible debentures issued on June 26, 2019 (the “June 2019 Debentures”).

On February 13, 2020, the Company issued 12,223,638 Common Shares for the forced conversion of all remaining $14.0 million in principal, and unpaid accrued interest for certain debentures issued on February 13, 2019 (the “LP Debentures”). The provisions of the LP Debentures were amended to provide for the forced conversion of such LP Debentures by the Company at its sole discretion in the event the Common Shares have a closing trading price of not less than $0.70.

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During the fiscal year ended January 30, 2021, $0.1 million in April 2020 Debentures were early converted at a holder’s option and the Company issued 200,000 Common Shares.

COVID-19

In November 2020 and April 2021, the Government of Ontario announced lockdowns through Ontario, in efforts to combat COVID-19. The government made Ontario Regulation 654/20 allowing cannabis retail stores in the province to continue to operate via curbside pick-up and delivery. As of the date of this MD&A, no other provincial or territorial government has ordered the closure of any of the Company’s operations in response to COVID-19, though several provincial and municipal governments have imposed restrictions on occupancy limits and/or sales in physical retail stores in certain regions.

The Company has reacted to this unprecedented public health challenge by i) rapidly commissioning a Pandemic Response Team focused on keeping its employees safe and healthy while ensuring the continuity and sustainability of its business; ii) implementing enhanced in- store procedures including increased and frequent cleaning, installation of safety shields, reduction of paper materials and ceasing acceptance of cash or product returns; iii) monitoring store performance, shopping patterns and employee availability on an ongoing basis to optimize operating hours and selectively close stores where required by law or otherwise appropriate to enhance the productivity of the network under the circumstances; iv) temporarily adapting its business model by moving towards exclusively servicing stores through the Spark Fastlane™ “click-and-collect” service that enables customers to order products online for fast pickup and payment in store; and v) offering curbside pick-up and delivery options in Saskatchewan and Ontario. At the initial outset of the pandemic in mid-March 2020, the Company experienced higher than normal sales, and sales have since normalized but may still be volatile. Although the Company has been able to continue to carry on business in all provinces it operates in, if the impact of COVID-19 continues for an extended period, it may materially adversely affect the business operations and future financial results. See the “Results of Operations” section below for a discussion on the Q4 2020 operating results.

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RESULTS OF OPERATIONS

The following table sets out the summary consolidated financial information for the periods indicated and have been derived from the Financial Statements.

(in thousands of dollars, except per share amounts)	Thirteen Weeks Ended			Fiscal Year Ended
Statement of Loss and Comprehensive Loss	January 30, 2021 ($)	February 1, 2020 ($)	$ Change % Change	January 30, 2021 ($)	February 1, 2020 ($)	$ Change % Change
Revenue	43,219	16,788	26,431	128,053	51,106	76,947
			157%			151%
Cost of goods sold	(26,790)	(10,640)	(16,150)	(82,634)	(32,499)	(50,135)
			152%			154%
Gross profit	16,429	6,148	10,281	45,419	18,607	26,812
			167%			144%
Expenses
General and administrative	12,417	10,023	2,394	39,403	30,259	9,144
			24%			30%
Share-based payments	522	728	(206)	2,512	3,101	(589)
			-28%			-19%
Marketing and promotion	1,032	387	645	1,709	1,679	30
			167%			2%
Acquisition and business development costs	1,187	291	896	2,153	492	1,661
			308%			338%
Depreciation & Amortization	3,419	2,145	1,274	12,345	7,653	4,692
			59%			61%
Impairment expense, net	565	4,613	(3,462)	1,448	4,613	(1,302)
			-75%			-28%
Impairment of ROU assets, net of lease liabilities remeasurement	586	-	586	1,863	-	1,863
			100%			100%
Restructuring charges	1,548	6,469	(4,921)	1,548	6,469	(4,921)
			-76%			-76%
Total Expenses	21,276	24,656	(3,380)	62,981	54,266	8,715
			-14%			16%
Loss from operations	(4,847)	(18,508)	13,661	(17,562)	(35,659)	18,097
			-74%			-51%
Listing expense	-	-	-	-	(1,835)	1,835
			NM			-100%
(Loss) gain on revaluation of derivative liability	(2,444)	1,710	(4,154)	18,638	31,193	(12,555)
			-243%			-40%
Gain (loss) on debt extinguishment	710	-	710	(53,152)	(9,028)	(44,124)
			100%			489%
Interest income	22	161	(139)	220	384	(164)
			-86%			-43%
Finance costs	(4,077)	(5,651)	1,574	(25,104)	(17,650)	(7,454)
			-28%			42%
Other (expenses) income	(5,789)	(3,780)	(2,009)	(59,398)	3,064	(62,462)
			53%			-2039%
Total (loss) income before tax	(10,636)	(22,288)	11,652	(76,960)	(32,595)	(44,365)
			-52%			136%
Income tax expense	(831)	-	(831)	(2,049)	-	(2,049)
			100%			100%
Deferred tax recovery	50	-	50	50	-	50
			100%			100%
Net (loss) income and comprehensive (loss) income	(11,417)	(22,288)	10,871	(78,959)	(32,595)	(46,364)
			-49%			142%
Net (loss) income per share, basic	$(0.05)	$(0.16)	$0.11	$(0.45)	$(0.28)	$(0.17)
			-69%			61%
Net (loss) income per share, diluted	$(0.05)	$(0.15)	$0.10	$(0.45)	$(0.28)	$(0.17)
			-67%			61%

NM – Not Meaningful

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Non-IFRS Financial Measures

The Company’s “Adjusted EBITDA” is a Non-IFRS metric used by management that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. Management defines the Adjusted EBITDA as the Income (loss) for the period, as reported, before accretion and interest, deferred tax, and adjusted for removing the share-based compensation expense, depreciation and amortization, gains and losses related to derivative liability revaluations and debt extinguishments, professional fees associated with financing and acquisition and business development activities, impairment charges, restructuring charges, and includes lease liability cash payments as calculated under IFRS 16 “Leases” accounting standards. Management believes “Adjusted EBITDA” is a useful financial metric to assess its operating performance on a cash basis before the impact of non-cash items. A reconciliation of net income to Adjusted EBITDA is presented below:

	Thirteen weeks ended		Fiscal Year ended
(in thousands of dollars)	January 30, 2021 ($)	February 1, 2020 ($)	January 30, 2021 ($)	February 1, 2020 ($)
Net loss and comprehensive loss – as reported	(11,417)	(22,288)	(78,959)	(32,595)
Other (income) expense	5,789	3,780	59,398	(3,064)
Income tax expense	831	-	2,049	-
Deferred tax recovery	(50)		(50)
Share-based payments	522	728	2,512	3,101
Acquisition and business development costs	1,187	291	2,153	492
Depreciation & Amortization	3,419	2,145	12,345	7,653
Professional fees related to financing activities	475	201	847	630
Impairment	565	4,613	1,448	4,613
Impairment of ROU assets, net of lease liabilities remeasurement	586	-	1,863	-
Restructuring charges	1,548	6,469	1,548	6,469
Lease liability payments (1)	(1,938)	(1,198)	(5,132)	(3,613)
Adjusted EBITDA	1,517	(5,259)	22	(16,314)

(1)	Lease payments are made on the first of the calendar month.

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Thirteen Weeks ended January 30, 2021 Compared to Thirteen Weeks ended February 1, 2020

The net and comprehensive loss for the thirteen weeks ended January 30, 2021 was $11.4 million or $0.05 loss per share compared to $22.3 million net loss or $0.16 loss per share for the thirteen weeks ended February 1, 2020. The decrease of $10.9 million in net and comprehensive loss for the thirteen weeks ended January 30, 2021 was principally due a decrease in loss from operations of $13.7 million in Q4 2020, partially offset by $2.4 million in loss on revaluation of derivative liabilities in Q4 2020. The decrease in loss from operations of $13.7 million was primarily due to an increase in gross profit of $10.3 million in Q4 2020, offset by $2.7 million in impairment and restructuring charges.

Fifty-Two Weeks ended January 30, 2021 compared to Fifty-Two Weeks ended February 1, 2020

The net and comprehensive loss for the fiscal year ended January 30, 2021 was $79.0 million or $0.45 loss per share compared to $32.6 million or $0.28 loss per share for the fiscal year ended February 1, 2020. The increase of $46.4 million in net and comprehensive loss for the fiscal year ended January 30, 2021 was principally driven by $44.1 million higher losses due to extinguishment losses of $53.2 million and higher finance costs of $7.5 million associated with debenture interest expense, transaction costs and lease liability accretion. Loss from operations improved in the fiscal year ended January 30, 2021 by $18.1 million from the comparative period as a result of an increase of $26.8 million in gross profit partially offset by increase in operating expense of $8.7 million. The current year-to-date operating expenses of $63.0 million included $4.9 million in impairment and restructuring charges.

Revenue

Revenues (in thousands of dollars)	Retail	Wholesale distribution	Digital platform	Consolidated
Thirteen weeks ended January 30, 2021	33,156	7,002	3,061	43,219
Thirteen weeks ended February 1, 2020	13,667	2,109	1,012	16,788
Increase $	19,489	4,893	2,049	26,431
Increase over comparative period %	142.6%	232.0%	202.5%	157.4%
Increase as proportion of current period revenue %	58.8%	69.9%	66.9%	61.2%
Fifty-two weeks ended January 30, 2021	101,497	20,300	6,256	128,053
Fifty-two weeks ended February 1, 2020	42,910	5,574	2,622	51,106
Increase $	58,587	14,726	3,634	76,947
Increase over comparative period %	136.5%	264.2%	138.6%	150.6%
Increase as proportion of current period revenue %	57.7%	72.5%	58.1%	60.1%

Thirteen weeks ended October 31, 2020 (Q3 2020)	26,534	5,130	1,455	33,119
Increase over Q3 2020 $	6,622	1,872	1,606	10,100
Increase over Q3 2020%	25.0%	36.5%	110.4%	30.5%
Increase as proportion of Q4 2020 revenue %	20.0%	26.7%	52.5%	23.4%

Revenue for the thirteen weeks ended January 30, 2021 was $43.2 million as compared to $16.8 million for the thirteen weeks ended February 1, 2020. Revenue for the thirteen weeks ended January 30, 2021, includes cannabis and cannabis-related accessory sales of $40.2 million (February 1, 2020 - $15.8 million) and digital platform revenue from external customers of $3.0 million (February 1, 2020- $1.0 million).

Revenue for the fifty-two weeks ended January 30, 2021 was $128.1 million as compared to $51.1 million for the fifty-two weeks ended February 1, 2020. Revenue for the fifty-two weeks ended January 30, 2021, includes cannabis and cannabis-related accessory sales of $121.8 million (February 1, 2020 - $48.5 million) and digital platform revenue from external customers of $6.3 million (February 1, 2020- $2.6 million).

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Retail revenue

Retail revenue for the thirteen weeks ended January 30, 2021 was $33.2 million as compared to $13.7 million for the thirteen weeks ended February 1, 2020. Retail revenue was higher as a result of the expanded retail network. The Company had seventy-three stores in operation at the end of Q4 2020 compared to forty-six stores at the end of Q4 2019. Retail revenues increased by 83% in Alberta, 112% in Saskatchewan. New stores operating in the current period located in the provinces of Ontario also contributed to the increase in retail revenue. Traditional formats, such as flower, particularly in large format value options, and cannabis 2.0 products continue to see top-line growth. In the quarter, increased traffic was also due to promotional events during Christmas, Company and industry milestones such as the anniversary of Spark Perks™ program and the two-year anniversary of cannabis legalization in Canada.

Retail revenue for the fifty-two weeks ended January 30, 2021 was $101.5 million as compared to $42.9 million for the fifty-two weeks ended February 1, 2020. Retail revenue was higher as a result of the expanded retail network including the acquisition of Friendly Stranger. The Company had seventy-three stores in operation at the end of Q4 2020 compared to forty-six stores at the end of Q4 2019. Retail revenues increased by 80% in Alberta and 112% in Saskatchewan. New stores operating in the current period located in the provinces of Ontario, Manitoba and the Yukon Territory also contributed to the increase in retail revenue. Traditional formats, such as flower, particularly in large format value options, and cannabis 2.0 products continue to see top-line growth. At the initial outset of the COVID-19 pandemic lockdown in mid-March 2020, the Company experienced higher than normal sales, but sales have since normalized and there was no material adverse impact to financial results during the fiscal quarter despite temporarily closing certain stores to ensure the Company was sufficiently staffed and equipped to operate in the best interests of customers, employees and the community.

Same-store retail revenue

Same-store sales is the comparison of sales of the Company’s stores that are open at the beginning of the period and have been operating for more than a year. The Company has twenty-nine and nine stores with operations throughout the thirteen and fifty-two weeks of Q4 2020 and Q4 2019, respectively. For the twenty-nine stores, sales grew 37.1% for the thirteen weeks ended January 30, 2021 compared to the thirteen weeks ended February 1, 2020. The growth level of same-store sales is attributable to improved merchandise planning and assortment, multiple purchase modalities such as in-store, curb-side pick up, delivery and kiosk, customer engagement attributable to the Spark Perks™ membership base, and the selling of cannabis 2.0 products which offset the impact of increased market competition. During the fifty-two weeks ended January 30, 2021, same-store sales decreased 18.6% compared to the fifty-two weeks ended February 1, 2020. This was primarily due to limited competition in Alberta for the first half of fiscal year 2019.

Wholesale distribution revenue

Wholesale distribution revenue increased 36.5% sequentially from $5.1 million at Q3 2020 to $7.0 million at Q4 2020. Wholesale distribution revenue for the thirteen and fifty-two weeks ended January 30, 2021 was $7.0 million and $20.3 million respectively (February 1, 2020 – $2.1 million and $5.6 million, respectively). Wholesale distribution revenue increased as the Saskatchewan market continues to open up with more retailers sourcing inventory from Open Fields. Improved supply from key distribution partners and the continued growth of cannabis 2.0 products, and legacy categories are key drivers of this improvement.

Digital platform revenue

Digital platform revenue increased compared to Q4 2019 as the Company continues to monetize the Hifyre™ Digital Retail and Analytics Platform. Digital platform revenue increased 110.4% sequentially from $1.5 million at Q3 2020 to $3.0 million at Q4 2020, as the Company increased commercial digital platform subscription and recurring monthly services to external clients, which had slowed in Q1 2020 during the onset of COVID-19. In Q1 2020 through Q4 2020, the platform also played a key role in adapting the Company’s retail business model to meet the regulatory and operational changes in response to COVID-19.

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Gross Profit

Gross Profit (1) (in thousands of dollars)	Retail	Wholesale distribution	Digital platform	Consolidated
Thirteen weeks ended January 30, 2021	11,921	1,447	3,061	16,429
Thirteen weeks ended February 1, 2020	4,754	382	1,012	6,148
Increase $	7,167	1,065	2,049	10,281
% of net sales - Thirteen weeks ended January 30, 2021	36.0%	20.7%	100.0%	38.0%
% of net sales - Thirteen weeks ended February 1, 2020	34.8%	18.1%	100.0%	36.6%
Fifty-two weeks ended January 30, 2021	35,097	4,066	6,256	45,419
Fifty-two weeks ended February 1, 2020	14,979	1,061	2,567	18,607
Increase $	20,118	3,005	3,689	26,812
% of net sales - Fifty-two weeks ended January 30, 2021	34.6%	20.0%	100.0%	35.5%
% of net sales - Fifty-two weeks ended February 1, 2020	34.9%	19.0%	97.9%	36.4%

Thirteen weeks ended October 31, 2020 (Q3 2020)	9,049	1,001	1,455	11,505
% of net sales - Thirteen weeks ended October 31, 2020 (Q3	34.1%	19.5%	100.0%	34.7%

(1) Sales between segments are made at prices that approximate market prices. Gross profit by segment presented in table is adjusted for inter-segment profit eliminations.

Gross profit for the thirteen weeks ended January 30, 2021 was $16.4 million or 38.0% of revenue compared to $6.2 million or 36.6% of revenue for the thirteen weeks ended February 1, 2020. Excluding digital platform revenue, gross profit for the thirteen weeks ended January 30, 2021 was $13.4 million or 33.3% of the corresponding revenue (February 1, 2020 - $5.1 million or 32.6%). The increase in gross profit dollars is primarily due to the expansion of store network, including the acquisition of Friendly Stranger, and growth of sales in the wholesale business. The increase in gross margin percentage is primarily due to the higher gross margin percentages for retail and wholesale business in the quarter as well as the proportionate increase in digital revenue mix.

Gross profit for the fifty-two weeks ended January 30, 2021 was $45.4 million or 35.5% of revenue compared to $18.6 million or 36.4% of revenue for the fifty-two weeks ended February 1, 2020. Excluding digital platform revenue, gross profit for the fifty-two weeks ended January 30, 2021 was $39.2 million or 32.2% of the corresponding revenue (February 1, 2020 - $16.0 million or 33.1%). The increase in gross profit dollars is due to the larger store network, including the acquisition of Friendly Stranger, and growth of sales in the wholesale business. The decrease in gross margin percentage is primarily due to proportionately higher sales from the lower margin wholesale business.

Retail gross profit

Retail gross profit for the thirteen weeks ended January 30, 2021 was $11.9 million or 36.0% of revenue compared to $4.8 million or 34.8% of revenue for the thirteen weeks ended February 1, 2020. Gross profit dollars increased due to the expanded store network. The gross margin percentage improved due to improved assortment of product, reduced discounting requirements in the current quarter and the addition of higher margin cannabis 2.0 products into the sales mix. The comparative period had higher promotional activity to drive traffic and to move through slower moving stock that had accumulated during a period of supply challenges.

Gross profit for the fifty-two weeks ended January 30, 2021 was $35.1 million or 34.6% of revenue compared to $15.0 million or 34.9% of revenue for the fifty-two weeks ended February 1, 2020. Gross profit dollars increased due to the expanded store network. The gross margin percentage decreased due to increased competition related to the first half of 2019 which was partially offset by the addition of higher margin cannabis 2.0 products into the sales mix.

Wholesale gross profit

Wholesale gross profit for the thirteen weeks ended January 30, 2021 was $1.4 million or 20.7% of revenue compared to $0.4 million or 18.1% of revenue for the thirteen weeks ended February 1, 2020. Gross profit dollars and percentage increased as a result of improved selection of products at competitive pricing from key distribution partners, vendor support and the continued growth of cannabis 2.0 products and legacy categories.

Wholesale gross profit for the fifty-two weeks ended January 30, 2021 was $4.1 million or 20.0% of revenue compared to $1.2 million or 19.0% of revenue for the thirteen weeks ended February 1, 2020. Gross profit dollars and percentage increased as a result of improved selection of products at competitive pricing from key distribution partners and the continued growth of cannabis 2.0 products and legacy categories.

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Expenses

For the thirteen and fifty-two weeks ended January 30, 2021 total expenses were $21.3 million and $63.0 million, respectively (February 1, 2020 – $24.7 million and $54.3 million, respectively). Expenses have increased due to the ramp-up of ongoing operations as the Company continues to open new stores and due to expansion activities as the Company acquires and develops locations to expand our Retail Platform, for example, the addition of Friendly Stranger operations into the network. See below for further discussion on expenses incurred.

General and Administration

For the thirteen and fifty-two weeks ended January 30, 2021, general and administrative expenses totalled $12.4 million and $39.4 million, respectively (February 1, 2020 – $10.0 million and $30.3 million, respectively).

●	For the thirteen weeks ended January 30, 2021, general and administrative expenses increased $2.4 million or 24%, primarily due to the following major categories:

●	Salaries and benefits increase of $1.1 million – primarily due to increased corporate headcount to support the commercialization of the Company and increased store count of the retail network including the addition of Friendly Stranger, the hiring of staff to support store operations and the online platform that supports the retail business.

●	Professional and consulting fees increase of $1.5 million – primarily due to increased spending on public relations advisory fees, legal fees, employee recruitment fees and financial advisory fees.

●	Office, Insurance, and Information technology (“IT”) costs increase of $0.3 million – due to higher software licensing, subscription costs and other information technology costs as the Company expands and optimizes its retail, distribution and digital retail and analytics platforms, as well has higher corporate office expenses to support the increased head office headcount.

●	For the fifty-two weeks ended January 30, 2021, general and administrative expenses increased of $9.1 million or 30%, primarily due to the following major categories:

●	Salaries and benefits increase of $6.2 million – primarily due to the hiring of retail operating staff to support store operations, an increase in corporate headcount to support the commercialization of the Company and increased store count, addition of the Friendly Stranger network, and the increased headcount at Hifyre to support the growing digital platform and online platform supporting retail business.

●	Facility expenses increase of $1.4 million – these expenses exclude base rent expenses which are recognized as amortization of the right-of-use assets for capitalized operating leases under IFRS 16. These expenses have increased as a result of the increase in the Company’s real estate portfolio as it has and continues to expand its retail network through acquisitions such as Friendly Stranger.

●	Professional and consulting fees increase of $0.5 million – primarily due to increased spending on public relations advisory fees, legal fees, employee recruitment fees and financial advisory fees.

●	Office, Insurance, and IT costs increase of $1.8 million – primarily for retail store office supplies as forty-six stores were operating in the comparative period compared to seventy-three stores operating at the end of January 30, 2021, as well has higher corporate office expenses to support the increased head office headcount, higher software licensing and subscription costs and other information technology costs as the Company expands and optimizes its retail, distribution and digital retail and analytics platforms.

●	Travel expenses decrease of $0.6 million – due to travel restrictions as a result of COVID-19.

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Share-based payments

For the thirteen and fifty-two weeks ended January 30, 2021, share-based payments totalled $0.5 million and $2.5 million, respectively (February 1, 2020 – $0.7 million and $3.1 million, respectively). The decrease of $0.2 million for the thirteen weeks was primarily due to impact of forfeitures in the period which were higher in comparison to the same period in 2019, resulting in reduction of expense recognized in Q4 2020. The overall decrease of $0.6 million for the fifty-two weeks was primarily due to forfeitures and the earlier timing of grants and higher initial fair value of these option grants in 2019 recognized, which resulted in higher overall expense in the fifty-two weeks ended February 1, 2020.

Marketing and promotion

For the thirteen and fifty-two weeks ended January 30, 2021, marketing and promotional expenses totalled $1.0 million (thirteen weeks ended February 1, 2020 – $0.4 million) and $1.7 million (fifty-two weeks ended February 1, 2020 – $1.7 million), respectively. These expenses reflect advertising, branding development, store product marketing, industry events and expos and digital advertising. Marketing and promotional expenses for Q4 2020, are higher as a result of brand development and marketing launch initiatives.

Acquisition and business development costs

For the thirteen and fifty-two weeks ended January 30, 2021, acquisition and business development costs totalled $1.2 million (thirteen weeks ended February 1, 2020 – $0.3 million) and $2.2 million (fifty-two weeks ended February 1, 2020 – $0.5 million). The increase of $0.9 million for the thirteen weeks and $1.7 million for the fifty-two weeks is attributed to seven store acquisitions, as well as the Friendly Stranger acquisition that were completed during the fifty-two weeks ended January 30, 2021, and additional acquisitive and business development activity related expenditure that was undertaken to support the company’s expansion strategy.

Depreciation and amortization

For the thirteen and fifty-two weeks ended January 30, 2021, depreciation and amortization expenses totalled $3.4 million and $12.4 million, respectively (February 1, 2020 – $2.1 million and $7.7 million, respectively). The increase is primarily due to higher depreciation of property, plant and equipment and higher amortization of the right-of-use assets related to leases of the retail store network, which had seventy-three operating stores in the current quarter compared to forty-six in the prior period. Additionally, amortization on intangibles related to licences from acquired locations that were operational during the current period but did not exist in the prior quarter contributed to the increase.

Impairment and restructuring charges

For the thirteen weeks ended January 30, 2021, there were impairment charges of $1.2 million (February 1, 2020 – $4.6 million), and for the fifty-two weeks ended January 30, 2021, impairments were $3.3 million (February 1, 2020 – $4.6 million). Based on a comprehensive review of the Company’s retail store network, a few locations were determined to not be in alignment with management’s ongoing focus of enhancing performance of the network. The impairment charges were related primarily to the write-down of capitalized expenditures for these locations, the impairment of associated right-of-use assets, and the remeasurement of lease liabilities due to a change in the Company’s estimates of future lease payments to exit the leases.

For the thirteen and fifty-two weeks ended January 30, 2021, there were restructuring charges of $1.5 million (February 1, 2020 – $6.5 million). The restructuring charges in the current year represent costs associated with non-base rent contractual future obligations, arising from the exit of the aforementioned leases, including severance and other associated termination fees.

Other expenses

Listing expense

No listing expenses were incurred during the current thirteen and fifty-two weeks ended January 30, 2021. For the thirteen and fifty- two weeks ended February 1, 2020, listing expense was $1.8 million and related to the reverse take over transaction completed by the Company.

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Loss on extinguishment and revaluation of debentures

Loss on extinguishment and revaluation of debentures of $53.2 million was incurred during the current fifty-two weeks ended January 30, 2021 and comprises of $54.4 million extinguishment loss related to the amendment of the Company’s ACT Debentures and ACT Warrants, offset by an accounting modification gain of $1.2 million related to the amendment of April 2020 Debentures. The extinguishment loss reflects the impact of the recognition of derivative liability balances for the conversion option derivative, Series B Warrants and Series C Warrants at the full fair value at amendment date, which totalled $66.3 million. These instruments previously had a carrying value of $Nil prior to amendment. The amendments to the April 2020 Debentures were not considered to be substantial modification of the original terms, and therefore did not result in de-recognition.

For the thirteen and fifty-two weeks ended February 1, 2020, the debt extinguishment loss totalled $9.0 million. The losses related to 2018 convertible debentures into new debentures (the “LP Debentures”) resulting in an extinguishment loss of $5.1 million and the one- time exchange of shares for debentures (the “Share Debentures”) with certain Licensed Producers that invested in the company resulting in a loss of $3.9 million. The amendments were made in order to remain in compliance with regulations around ownership percentage rules for Licensed Producers.

Gain on revaluation of derivative liability

For the thirteen weeks ended January 30, 2021, the loss on revaluation of derivative liabilities was $2.4 million (February 1, 2020 - gain of $1.7 million), and for the fifty-two weeks ended January 30, 2021, the gain on revaluation of derivative liabilities was $18.6 million, (February 1, 2020 – gain of $31.2 million). The derivatives are related to the conversion option liability for the April 2020 Debentures and amended ACT Debentures, as well as the amended Series B Warrants and Series C Warrants. The value is impacted by changes in the passage of time, volatility assumptions and the change in price of the underlying shares of the Company, and these inputs are described in detail under Note 15 of the Financial Statements.

The increase in share price during Q4 2020 is the predominant cause of the revaluation loss during the thirteen weeks ended January 30, 2021, while share price declines of 16% since February 1, 2020 has resulted in overall revaluation gain for the fifty-two weeks ended January 30, 2021. Decrease in share price was also the predominant driver during the thirteen and fifty-two weeks ended February 1, 2020.

Finance costs and interest income

For the thirteen and fifty-two weeks ended January 30, 2021, finance costs totalled $4.1 million (thirteen weeks ended February 1, 2020– $5.7 million) and $25.1 million (fifty-two weeks ended February 1, 2020 – $17.7 million), respectively. These costs are primarily due to the interest expense on convertible debentures of $2.9 million and $20.0 million for the thirteen and fifty-two weeks ended January 30, 2021, respectively (February 1, 2020 - $5.9 million and $13.9 million, respectively), and day 1 transaction costs incurred on debentures and term loans totalling $0.1 million and $1.7 million for the thirteen and fifty-two weeks ended January 30, 2021, respectively (February 1, 2020 - $Nil and $1.1 million, respectively). Interest income was earned on cash held in savings accounts and term deposits.

Current tax expense and deferred tax recovery

For the fiscal year ended January 30, 2021, the Company incurred income tax expense of $2.0 million (February 1, 2020 – $Nil) and deferred tax recovery of $0.1 million (February 1, 2020 – $Nil).

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STATEMENT OF FINANCIAL POSITION

Statement of Financial Position Information (in thousands of dollars)	As at January 30, 2021	As at February 1, 2020
Cash and cash equivalents	30,613	22,900
Restricted cash	4,254	-
Short term Investments	-	5,000
Trade and other receivables	6,248	4,161
Merchandise inventories	9,838	5,876
Deposits and other assets	6,138	6,743
Property, plant and equipment	43,355	34,399
Right-of-use assets	40,500	33,633
Intangible assets	58,570	35,782
Other assets	13,866	2,512
Total assets	213,382	151,006
Accounts payable and accrued liabilities	22,086	12,728
Debentures, loans and derivative liability	99,971	53,580
Lease liabilities	45,906	36,862
Deferred tax liability	5,451
Provisions and other liabilities	4,293	926
Total liabilities	177,707	104,096
Shareholders’ equity	35,675	46,910

As at January 30, 2021, the Company had total assets of $213.4 million, an increase of $62.4 million compared to $151.0 million at the end of February 1, 2020. The increase in total assets was primarily due to increase in fixed and intangible assets associated with the acquisition of Friendly Stranger as well as an increase in cash and short-term investments as described under the “Liquidity and Capital Resources” section below.

As at January 30, 2021, the Company had total liabilities of $177.7 million, an increase of $73.6 million compared to $104.1 million at the end of February 1, 2020. The increase in total liabilities was primarily due to:

(i)	A net increase of $46.4 million for convertible debentures and derivative liabilities due to:

●	derecognition of ACT Debentures balances under previous terms, which had a carrying value of $13.6 million.
●	recognition of the amended ACT Debentures and certain ACT Warrants with an aggregate carrying value of $59.9 million as at January 30, 2021. The accounting for the amended instruments resulted in the recognition of the conversion option of the debenture, Series B Warrants and Series C Warrants on the balance sheet as derivative liabilities. These instruments had a carrying value of $Nil pre-amendment and as at February 1, 2020.
●	recognition of the new April 2020 Debentures (debenture and the associated conversion option derivative liability), with a carrying value of $37.7 million as at January 30, 2021
●	Recognition of term loan with ATB with a net balance outstanding of $2.4 million as at January 30, 2021.
●	the net reduction of $40.0 million of carrying value of LP debenture and associated derivative liability and the June 2019 debentures which were settled during the fifty-two weeks ended January 30, 2021.

(ii)	The increase of accounts payables and accrued liabilities due to timing of payments of $7.3 million.
(iii)	Increase of $9.3 million in lease liabilities.
(iv)	Recognition of $5.5 million in deferred tax liability related to business acquisitions completed in the current fiscal year.

For further details on the debenture transactions see the “Q4 2020 and Recent Highlights – Summary of Highlights” section above.

As at January 30, 2021, shareholders’ equity was $35.7 million, a decrease of $11.2 million compared to $46.9 million at the end of February 1, 2020. Shareholders’ equity decreased primarily due to a increase of the accumulated deficit which now stands at $151.1 million, offset by increases in share capital related to shares issued as purchase consideration for retail store acquisitions, warrant exercise, interest payments in cash, and additional purchase price instalment payments for the 2018 Hifyre business acquisition. Reserve balances also increased primarily due to warrants issued in connection with the ACT Debentures, net of warrant exercises related to A- 1 Warrants and A-2 Warrants, stock option vesting net of exercise and forfeitures, and $11.2 million in fair value for extinguished components of pre-amendment ACT Debentures and ACT Warrants.

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LIQUIDITY AND CAPITAL RESOURCES

The Company believes it has sufficient liquidity to support continued operations, meet its short-term liabilities and commitments as they become due.

As at January 30, 2021, cash and short-term investments was $30.6 million (February 1, 2020: $27.9 million). At January 30, 2021, the Company had positive working capital (current assets less current liabilities) of $25.0 million (February 1, 2020 – negative $13.5 million). In Q4 2020, upon ACT’s conversion of A-1 Warrants and A-2 Warrants, the April 2020 Debentures’ maturity date was extended to June 1, 2022 by the Company, as permitted under the Supplement Indenture terms, that resulted in the reclassification of $29.4 in convertible debenture principal from current to a non-current liability, and improved the working capital position as January 30, 2021.

During the fifty-two weeks ended January 30, 2021, the Company completed financings by way of April 2020 Debentures and settled $46.2 million in principal of outstanding debentures as at February 1, 2020. In Q3 2020, the Company entered into the Amending Agreement in respect of the Strategic Investment Instrument Amendments, which extended the maturity date of the ACT Debentures and result in $26.0 million principal amount in outstanding convertible debentures being reclassified from current to non-current liabilities given the change in maturity date to June 30, 2023. The amendments also adjusted the exercise price and exercise timing of certain ACT Warrants, which resulted in earlier exercise of A-1 Warrants in Q3 2020 for proceeds of $10.2 million, and A-2 Warrants in Q4 2020 for proceeds of $8.7 million. On February 11, 2021, the Company completed the ATM Program for net proceeds of $14.7 million in additional funding received. See “Q4 2020 and Recent Highlights” for further details on the above described financing arrangements.

On March 11, 2021 and March 3, 2021, the Company converted $23.6 million and $29.4 million in principal of the ACT Debentures and the April 2020 Debentures, respectively. As of the date of this MD&A, $2.4 million in convertible debenture principal remains outstanding. The conversions resulted in the settlement of the Company’s material debenture obligations as of the date of this MD&A, further improving the Company’s working capital position.

In the fifty-two weeks ended January 30, 2021, the Company also entered into a $10.0 million (with an option for an additional $5.0 million) term loan and credit facility arrangement with ATB Financial. Of this amount, the Company has drawn $2.5 million and repaid $0.2 million as at January 30, 2021.

The Company generated positive Adjusted EBITDA of $0.02 million for the year ended January 30, 2021, with Q4 2020 generating $1.5 million in positive Adjusted EBITDA. The Company has withdrawn prior forward disclosure with respect to the timing of the Company being Adjusted EBITDA and cash flow positive in the second half of its fiscal 2020 year. Refer to the Company’s press release entitled “Fire & Flower Clarifies Forward-Looking Information” filed on www.sedar.com on November 6, 2020.

Growth is planned in provinces that do or will permit the sale of recreational cannabis by independent retailers. The Company also requires the necessary real estate for locations and has secured a majority of the leases it requires to achieve its growth for additional stores and the Company believes it has the ability to secure additional leases where required. The Company estimates that developing leases into an operating store may require capital expenditures of $0.2 million to $0.5 million depending on the size, condition and other factors related to the leased location. Such expenditures include leasehold improvements, furniture and fixtures, signage and displays and computers and equipment. As of January 30, 2021, the Company had 23 locations in various stages of construction, with capital expenditures of approximately $3.4 million remaining. Furthermore, such growth is dependent upon the availability of product from Licensed Producers and the ability to secure licensing from the applicable regulatory authorities.

The Company’s expansion plans are subject to additional financing, appropriate lease arrangements for each potential retail location and required approvals from the applicable regulatory authorities in each of the provinces (and municipalities) in which the Company plans to open retail cannabis locations. As well, certain provincial regulatory authorities have limited the number of retail cannabis licences available for issuance and this may prohibit the Company from achieving its expansion goals. The Company’s existing financial resources to achieve desired store growth includes current cash on hand as well as the ATB term loan and facility arrangement described above.

These future funding requirements may be met in several ways including, but not limited to, a combination of equity financings, debt financings and other capital markets alternatives. If the Company is not able to obtain adequate financing, enter into appropriate lease arrangements or obtain applicable regulatory approvals/licences to meet its expansion plans, the Company will scale back its expansion plans accordingly.

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The Company recently completed financings with respect to the ATM Program, April 2020 Debentures, term loan and facilities arrangement, and the Strategic Investment Instrument Amendments, demonstrate the Company’s ability to raise financing and manage capital to support growth of the business and continue the expansion of the retail network into new markets as they emerge.

As at January 30, 2021 and as of the date of this MD&A, management believes that the Company has sufficient funds to meet its obligations and planned expenditures for the ensuing twelve months as they fall due. While management has been successful in securing financing in the past, there can be no assurance that additional debt or equity financing will be available (including funds from the exercise of any securities issued to ACT) to meet the Company’s requirements or, if available, on favorable terms, and there can be no assurance that the Company will be able to enter into appropriate lease arrangements or receive the applicable regulatory approvals to meet its expansion goals.

Cash Flow Statement

Sources and Uses of Cash (in thousands of dollars)	Fiscal Year Ended
	January 30, 2021($)	February 1, 2020($)
Cash provided from (used in) operations prior to changes in working capital	375	(12,767)
Changes in non-cash working capital	2,280	(8,204)
Cash provided from (used in) operating activities	2,655	(20,971)
Cash provided by financing activities	16,996	84,196
Cash used in investing activities	(11,938)	(50,735)
Increase in cash and cash equivalents	7,713	12,490

For the fifty-two weeks ended January 30, 2021, cash provided from operating activities was $2.7 million (February 1, 2020 - $21.0 million used), and cash used in operating activities before changes in non-cash working capital was $0.4 million (February 1, 2020 - $12.8 million).

Operating Activities

For the fifty-two weeks ended January 30, 2021, operating activities were affected by the net change in non-cash working capital of $2.3 million (February 1, 2020 - $8.2 million used) due to:

●	trade and other receivables increased by $1.2 million for the fifty-two weeks ended January 30, 2021 (February 1, 2020 - $2.5 million increase primarily due to revenue from the wholesale business);
●	an increase in accounts payable and accrued liabilities of $4.7 million (February 1, 2020 - $0.4 million decrease) due to the timing of payments;
●	an increase in inventory of $1.8 million (February 1, 2020 - $1.3 million increase) as the Company increases its retail network and services the increasing demand in its wholesale operations;
●	a decrease in prepaids and deposits of $2.0 million (February 1, 2020 - $3.6 million increase) primarily due to lower deposits made to secure cannabis inventory as the Company transitioned vendors to credit terms where possible;
●	a decrease in deferred revenue of $0.2 million due to the timing and recognition of digital platform revenue (February 1, 2020 -$0.3 million increase due to the recognition of prepaid revenue on the consulting agreements entered into with two Ontario Retail Cannabis Store Lottery winners).

Financing Activities

For the fifty-two weeks ended January 30, 2021, cash provided by financing activities was $17.0 million, which consists of a raise of $28.7 million convertible debentures and loans net of transaction costs, repayment of debentures and interest of $28.5 million, collateralization of cash for term loan and letters of credit of $4.3 million, issuance of common shares and equity securities if $7.2 million, proceeds from the exercise of A-1 Warrants for $19.0 million, partially offset by lease liability cash outflows of $5.1 million.

Investing Activities

For the fifty-two weeks ended January 30, 2021, total cash used in investing activities was $11.9 million. $5.0 million of cash was received from the redemption of a guaranteed investment certificate, and $1.9 million from disposal of building properties. $11.6 million of cash was used to acquire property, plant and equipment, intangible assets and initial deposits for right-of-use leased assets. The acquisitions under property, plant and equipment primarily related to expenditures incurred for store build-outs. $6.5 million of cash was used for the acquisitions of the Kelowna Acquisition, 272 Ontario, 267 Ontario, 115 Canada, 2673 Ontario, Busboy, QNI and Friendly Stranger. See “Q4 2020 and Recent Highlights - Acquisitions” section above for further information.

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Commitments and contractual obligations

The Company’s contractual obligations as at January 30, 2021 are summarized below:

Expressed in $000’s	Less than one year	One year	Two years	Three years	Four years	Five years and beyond	Total
ATB term loan	309	309	309	309	309	1,279	2,824
April 2020 Debentures	2,353	30,340	-	-	-	-	32,693
Investor Debentures	2,080	2,080	27,028	-	-	-	31,188
Lease liabilities	8,823	8,607	7,866	6,258	5,758	20,591	57,903
Total	13,565	41,336	35,203	6,567	6,067	21,870	124,608

As discussed above in the “Liquidity and Capital Resources section”, subsequent to the fiscal year ended January 30, 2021, the April 2020 Debentures and $23.6 million in ACT Debentures principal were converted into Common Shares of the Company. The lease liabilities reflect minimum lease payments based on the Company’s accounting policies under IFRS 16 Leases. See further details on the Company’s lease liabilities as at January 30, 2021 under Note 13 of the Financial Statements.

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SUMMARY OF QUARTERLY RESULTS

The following table sets out certain selected financial information for the eight fiscal quarters:

Fiscal Quarter Ended (in thousands of dollars, except per share amounts)
	January 30, 2021	October 31, 2020	August 1, 2020	May 2, 2020	February 1, 2020	November 2, 2019	August 3, 2019	May 4, 2019
Total Revenue	$43,219	$33,119	$28,593	$23,122	$16,788	$13,700	$11,080	$9,538
Net and Comprehensive Income / (Loss)	$(11,417)	$(25,723)	$(29,081)	$(12,738)	$(22,288)	$10,207	$(6,493)	$(14,020)
Net Income / (Loss) Per Share – Basic(1)	$(0.05)	$(0.15)	$(0.18)	$(0.08)	$(0.16)	$0.08	$(0.06)	$(0.14)
Net Income / (Loss) Per Share - Diluted(1)	$(0.05)	$(0.15)	$(0.18)	$(0.08)	$(0.16)	$0.07	$(0.06)	$(0.14)

(1) Quarterly earnings per share are not additive and may not equal the annual earnings per share reported. This is due to the effect of stock issued or repurchased during the year on the basic and diluted weighted average number of common shares outstanding together with the effects of rounding.

The Company has incurred operational losses over the last eight quarters as it implements and executes its strategy of becoming a successful cannabis retailer. The results of this strategy and continued growth of operations has resulted in the most recent two quarters yielding positive Adjusted EBITDA, positive Adjusted EBITDA for the full year, and reduced loss from operations. Net losses are also subject to the changes in the fair values and interest expense incurred on the Company’s convertible debentures and derivative liabilities. These changes are a function of market price and estimate of the Company’s share price volatility. These are further described under “Statement of Financial Position” and “Results of Operations”.

With respect to operations, the results have varied between these fiscal quarters principally because of, (i) the evolution of the legalization of the adult-use cannabis market, (ii) the seasonal nature of the cannabis retail business, (iii) increased marketing and branding expenses related to building and growing the Company’s brands, (iv) completion of the Qualifying Transaction and the resulting listing expenses and associated professional fees, (v) share-based compensation expenses increasing as stock options vest and shares are granted for acquisitions, (vi) increased salaries and wages as the organization grows and enters into commercialization and operation of its retail stores, (vii) restructuring costs, (viii) impairment charges and (ix) debt and financing costs to support the expansion of the Company’s retail platform. It is anticipated that certain costs are non-recurring and/or will normalize over time.

SELECTED ANNUAL INFORMATION

The following table sets out certain selected financial information for the three most recently completed fiscal years:

	Fiscal Year Ended
(in thousands of dollars, except per share information)	January 30, 2021	February 1, 2020	February 2, 2019 (1)
Revenue	$128,053	$51,106	$12,979
Loss from operations	$(17,562)	$(35,659)	$(25,244)
Net (loss) income and comprehensive (loss) income (1)	$(78,959)	$(32,595)	$(37,799)
Net (loss) income per share, basic	$(0.45)	$(0.28)	$(0.55)
Net (loss) income per share, diluted	$(0.45)	$(0.28)	$(0.55)

Total assets	$213,382	$151,006	$80,503
Non-current liabilities	$149,416	$47,515	$435

(1)	Effective February 3, 2019, the Company adopted IFRS 16 – Lease Liabilities, on a modified retrospective basis and therefore fiscal year 2018 results have not been restated and may not be comparable. Refer to Note 13 of the Financial Statements and the Company’s 2019 annual consolidated financial statements for fiscal year ended February 2, 2019, for further details.

The financial results year over year reflect operational losses as the company implements and executes its growth strategy (see “Summary of Quarterly Results” for further details). The Company has demonstrated year over year growth in revenue, reflecting the operationally growth with respect to the retail store network and brands, increase in wholesale distribution and digital analytics platform customer bases. The financial results also reflect the impact of the Company’s financing activities, which included convertible debenture arrangements that generated significant fair value changes in profit or loss, and liabilities on the balance sheet. These arrangements are further described under “Statement of Financial Position” and “Liquidity and Capital Resources”.

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OUTSTANDING SHARE DATA

As at April 23, 2021, the Company had 333,308,945 Common Shares issued and outstanding.

As at April 23, 2021, the Company had the following securities outstanding, which are exercisable for Common Shares:

Securities Outstanding	Number of Securities	Weighted Average Exercise/ Conversion Price
Convertible ACT Debentures (1)	$2,407,415 principal amount	$0.90
Stock Options (1)	19,000,698	0.87	(1)
Restricted Share Units(1)	826,976	N/A	(1)
ACT Warrants (2)	211,072,109	$0.93 - $3.00
Compensation Securities – Broker Warrants	1,355,350	$1.20
Warrants (other than ACT Warrants and Broker Warrants)	7,558,264	$1.45
Common shares reserved for issuance	450,000	-

(1)	4,517,918 stock options and 826,976 restricted share units have been approved for issuance by the Board but are subject to ratification by the shareholders of the Company. The exercise price is the 10-day VWAP as at April 29, 2021.

(2)	The conversion / exercise price for these instruments are variable and not disclosed on a weighted average basis. See section Q4 2020 and Recent Highlights - Amendments to Strategic Investment Instruments” for terms of these instruments.

As of the date of this MD&A, 4,854,369 Common Shares were held in escrow in relation to share consideration issued for the acquisition of Friendly Stranger, a portion of which will be released from escrow upon finalization of post-closing adjustments and the remainder of which will be released on June 1, 2021.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

RELATED PARTY TRANSACTIONS

The remuneration of directors and key management personnel during the fiscal year ended January 30, 2021, is set out below:

	Fiscal Year Ended
(in thousands of dollars)	January 30, 2021($)	February 1, 2020 ($)
Consulting fees, salaries and benefits – key management	1,614	1,250
Director fees	475	316
Share based payments - key management and directors (1)	1,031	1,486
	3,120	3,052

(1)	Represents base salary and management fees elected to be paid in common shares of the Company and stock options.
(2)	Excludes bonuses earned and yet to be paid out, which totalled $0.6 million as at January 30, 2021 (February 1, 2020: $0.2 million). As at January 30, 2021, the non- current portion of bonus payable totalled $0.3 million (February 1, 2020: $0.1 million).

During the fiscal year ended January 30, 2021, a total of 1,050,000 stock options were issued to the Company’s officers and directors (February 1, 2020: 620,000), with an exercise price range of $0.58 -$0.60 (February 1, 2020: $0.80 -$1.50), and maturity date of April 29, 2024 (February 1, 2020: February 13, 2024).

In addition, during the fiscal year ended January 30, 2021, key management personnel participated in the April 2020 Debentures by subscribing for 1,065 units for aggregate gross proceeds of $1.1 million. Specifically:

●	Officers and directors subscribed for 125 units for proceeds of $0.1 million;
●	JNZS Consulting Inc., a private company controlled by the Chairman of the Board of Directors, subscribed for 90 units for proceeds of $0.1 million; and
●	Millstone Investment Limited Partnership, a private company controlled by the Chief Executive Officer, subscribed for 850 units for proceeds of $0.9 million.

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Debenture and warrants related transactions with ACT are described under “Q4 2020 and Recent Highlights”. During the fiscal year ended January 30, 2021, the following additional transactions occurred with ACT:

●	ACT exercised 23,652,248 warrants and the Company received gross proceeds of $20.8 million (2019: $Nil);
●	Sub-lease rental and real estate service charges of $0.2 million (2019: $Nil); and
●	Store build-out capital expenditure charges of $0.4 million were incurred for certain retail locations where the Company has sub- lease arrangements with ACT.

The purchase consideration for the acquisition of Hifyre in 2018 included shares to be paid in instalments over thirty-six (36) months from the date of acquisition (July 20, 2018). The Common Shares paid to the vendor were designated as payments to an officer of the Company during fiscal year January 30, 2021. During the fiscal year ended January 30, 2021, a total of 650,000 common shares were issued in relation to Hifyre Inc. acquisition.

Under the Company’s amended and restated management services agreement with JNZS, JNZS receives from the Company a fee of $0.3 million for each of the calendar years 2020 and 2021 (collectively, the “JNZS Fee”). Pursuant to the terms of the original agreement entered into on January 1, 2018 as amended by a supplemental management services agreement entered into on August 17, 2018, JNZS elected to receive half of the JNZS Fee for the 2019 calendar year by the issuance of 133,333 common shares. The Chairman of the Board, as the service provider, is also eligible to participate in the Company’s bonus plans and stock option plans. During the fiscal year ended January 30, 2021, $0.3 million in management service fees was incurred (2019: $0.4 million), of which $Nil was charged as share- based payment expense (2019: $0.2 million).

SIGNIFICANT ACCOUNTING POLICIES, CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

A summary of significant accounting policies applied is included in Note 4 of the Financial Statements. Recent accounting pronouncements of significance or potential significance are described in Note 5 of the Financial Statements, including management’s evaluation of impact and implementation progress. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

The preparation of the Financial Statements in accordance with IFRS requires the Company to make judgments in applying its accounting policies, estimates and assumptions about the future. These judgments, estimates and assumptions affect the reported amounts of assets, liabilities, revenues and other items in net operating earnings or loss and the related disclosure of contingent assets and liabilities included in the Financial Statements. The Company evaluates its estimates on an ongoing basis. The estimates are based on historical experience and on various other assumptions that the Company believes are reasonable under the circumstances. These estimates form the basis for making judgments about the carrying value of assets and liabilities and the reported amounts of revenues and other items. Actual results may differ from these estimates under different assumptions or conditions.

Significant judgments and estimates made by management in the preparation of the Company’s financial information are listed below and are more fully described in Note 6 of the Financial Statements:

●	Unobservable inputs used in the estimation of fair value of convertible debentures and warrants financial instruments;
●	Determination of acquisition date fair values for business combinations;
●	Recoverable amounts and impairment assessments of goodwill, intangible assets, PP&E and lease ROU assets; and
●	Lease liability related estimates for expected lease term and incremental borrowing rate.

FINANCIAL INSTRUMENTS

See Note 20 of the Financial Statements for a discussion of the Company’s financial instruments and risk management.

SUBSEQUENT EVENTS

Subsequent events are described under ““Q4 2020 and Recent Highlights” and relate to the following transactions/events that occurred after the fiscal period ended January 30, 2021:

●	$53.0 million in debenture principal conversions.
●	Completion of the ATM Program where the Company issued a further 8,170,900 common shares for proceeds, net of transaction costs, of $7.7 million.
●	Execution of strategic agreements with American Acres and BDSA in the U.S. to license the Company’s brand, store operating system, and retail/analytics.
●	Entering into asset purchase agreement to acquire an Ontario store with expected close date in September 2021.
●	Filing of an initial application to list the Company’s Common Shares on the Nasdaq.

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INTERNAL CONTROLS

In accordance with National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) of the Canadian Securities Administrators, the Company issues a “Certification of Annual Filings.” This Certification requires certifying officers to certify, among other things, that they are responsible for establishing and maintaining Disclosure Controls and Procedures (“DC&P”) and Internal Controls over Financial Reporting (“ICFR”) as those terms are defined in NI 52-109. The control framework used to design the Company’s ICFR is based on the framework established in Internal Control - Integrated Framework (2013) by the Committee of Sponsoring Organizations of the Treadway Commission.

The Company’s ICFR are designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. There have been no changes in the Company’s ICFR during the thirteen weeks ended January 30, 2021, that have materially affected, or are reasonably likely to materially affect, its ICFR.

The Company’s DC&P have been designed to provide reasonable assurance that material information required to be disclosed by the Company is accumulated and communicated to senior management as appropriate to allow timely decisions regarding issuing disclosures as required under applicable regulations.

The Company’s ICFR and DC&P, no matter how well designed, can have inherent limitations that may not prevent or detect all misstatements and can provide only reasonable assurance that the objectives of the control systems are met.

Management has evaluated the effectiveness of the Company’s DC&P and ICFR as at January 30, 2021. Based on these assessment, the Company’s Chief Executive Officer and its Chief Financial Officer certify that:

●	the Company’s ICFR are appropriately designed and operating effectively as at January 30, 2021 to provide reasonable assurance that the financial information is recorded, processed, summarized and reported in a timely manner.
●	the Company’s DC&P have been designed and operate effectively to provide reasonable assurance that material information is made known to them by others within the Company.

RISKS AND UNCERTAINTIES

The Company is subject to a number of risks which may impair the Company’s business operations and its operating results and as a result could materially impact its business, results of operations, prospects and financial conditions. A detailed description of the risk factors associated with the Company and its business are described below. The following are the specific and general risks that could affect the Corporation and its business. Additional risks and uncertainties not presently known to the Corporation or that the Corporation does not currently anticipate will be material may impair the Corporation’s business operations and its operating results, and as a result could materially impact its business, results of operations, prospects and financial condition.

Licences and Permits

The operations of the Corporation will require licences and permits from various Canadian or foreign, federal, provincial, state, regional, local or municipal government, any agency, administration, board, bureau, commission, department, service, or other instrumentality or political subdivision of the foregoing, and any person with jurisdiction exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government or monetary policy, including any court or arbitration authority (collectively, “Governmental Authorities”). The Corporation currently has all permits and licences that it believes are necessary to carry on its current business operation with the intention of obtaining additional licences and permits for additional operations. The Corporation will require additional licences or permits in the future to achieve its intended operations and there can be no assurance that the Corporation will be able to obtain all such additional licences and permits. In addition, there can be no assurance that any existing licence or permit will be renewable on terms acceptable to the Corporation if and when required or that such existing licences and permits will not be revoked.

The Corporation may be required to obtain or renew further government permits and licences for its operations. Obtaining, amending or renewing the necessary governmental permits and licences can be a time-consuming process, potentially involving numerous regulatory agencies, and involving public hearings and costly undertakings on the Corporation’s part. The duration and success of the Corporation’s efforts to obtain, amend and renew permits and licences are contingent upon many variables not within its control, including the interpretation of applicable requirements implemented by the relevant permitting or licensing authority. The Corporation may not be able to obtain, amend or renew permits or licences that are necessary to its operations. Any unexpected delays or costs associated with the permitting and licensing process could impede the ongoing or proposed operations of the Corporation. To the extent necessary permits or licences are not obtained, amended or renewed, or are subsequently suspended or revoked, the Corporation may be curtailed or prohibited from proceeding with its ongoing operations or planned development and commercialization activities. Such curtailment or prohibition may result in a material adverse effect, which means, with respect to any party, any change, event, effect, occurrence or state of facts that has, or could reasonably be expected to constitute a material adverse change in respect of or to have an effect that is materially adverse to, the business, assets, liabilities (including contingent liabilities), conditions (financial or otherwise), prospects or results of operations of the party and its subsidiaries, as applicable, taken as a whole (“Material Adverse Effect”).

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The Corporation will be dependent on its suppliers’ licences, or ability to obtain additional licences, which are subject to ongoing compliance and reporting requirements. Failure to comply with the requirements of these licences or any failure to obtain or maintain such licences could have a material adverse impact on the business, financial condition and operating results of the Corporation. There can be no guarantee that Health Canada and/or provincial regulators will issue, extend or renew these licences or, if issued, extended or renewed, that they will be issued, extended or renewed on terms that are favourable to the Corporation’s suppliers and the Corporation. Should Health Canada and/or provincial regulators not issue, extend or renew the licences or should they issue or renew the licences on terms that are less favourable to such supplier and the Corporation than anticipated, the business, financial condition and results of the operations of the Corporation could be materially adversely affected.

Compliance with Laws

The Corporation’s and many of its suppliers’ operations are subject to various laws, regulations and guidelines. The Corporation intends to comply with all relevant laws, regulations and guidelines. However, there is a risk that the Corporation’s interpretation of laws, regulations and guidelines, including, but not limited to the Controlled Drugs and Substances Act, the Cannabis Act and the regulations thereunder, the various provincial regimes governing the sale of adult-use recreational cannabis (the “Provincial Regimes”) and applicable stock exchange rules and regulations may differ from those of others, and the Corporation’s and its suppliers’ operations may not be in compliance with such laws, regulations and guidelines. In addition, achievement of the Corporation’s business objectives is contingent, in part, upon compliance with regulatory requirements enacted by Governmental Authorities and, where necessary, obtaining regulatory approvals. The impact of regulatory compliance regimes, any delays in obtaining, or failure to obtain regulatory approvals required by the Corporation may significantly delay or impact the development and operations of the Corporation’s business, and could have a Material Adverse Effect on the business, results of operations and financial condition of the Corporation. Any potential non-compliance could cause the business, financial condition and results of the operations of the Corporation to be adversely affected. Furthermore, any amendment to or replacement of the Cannabis Regulations, the Cannabis Act, the Provincial Regimes or other applicable rules and regulations governing the activities of the Corporation and its suppliers may cause adverse effects to the Corporation’s operations. The risks to the business of the Corporation or its suppliers associated with the decision to amend or replace the Cannabis Regulations, the Cannabis Act, any Provincial Regime and subsequent regulatory changes could reduce the potential customers of the Corporation and could materially and adversely affect the business, financial condition and results of operations of the Corporation.

It is unclear how certain regulatory bodies will interpret commercial agreements with respect to licensed retail cannabis operations. The Corporation intends to enter into commercial agreements in compliance with all applicable law, however, provincial regulators are continuing to update guidance on how cannabis retailers should interpret certain provincial regulations. In the event provincial regulators indicate that they shall interpret certain provincial regulations in a manner inconsistent with that of cannabis retailers, including, but not limited to the Corporation, this could result in the Corporation being unable to enter into certain commercial agreements or provide certain services which could have a Material Adverse Effect on the business, results or operations and financial condition of the Corporation.

The Corporation will incur ongoing costs and obligations related to regulatory compliance. Failure to comply with applicable laws and regulations may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures or remedial actions. Parties may be liable for civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permitting requirements, or more stringent application of existing laws or regulations, may have a material adverse impact on the Corporation or its suppliers, resulting in increased capital expenditures or production costs, reduced levels of cannabis production or abandonment or delays in the development of facilities which could in turn have a Material Adverse Effect on the business, results of operations and financial condition of the Corporation.

The introduction of new tax laws, regulations or rules, or changes to, or differing interpretation of, or application of, existing tax laws, regulations or rules could result in an increase in the Corporation’s taxes, or other governmental charges, duties or impositions. No assurance can be given that new tax laws, regulations or rules will not be enacted or that existing tax laws, regulations or rules will not be changed, interpreted or applied in a manner which could result in the Corporation’s profits being subject to additional taxation or which could otherwise have a Material Adverse Effect on the Corporation.

Due to the nature of the Corporation’s operations, various legal and tax matters may be outstanding from time to time. If the Corporation is unable to resolve any of these matters favourably, there may be a Material Adverse Effect on the Corporation. There are also risks to the business of the Corporation represented by court rulings or legislative changes.

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Changes in Laws, Regulations and Guidelines

The Cannabis Act became effective on October 17, 2018. However, uncertainty remains with respect to the implementation and interpretation of the Cannabis Act, federal regulations thereunder, as well as the various provincial and territorial regimes governing the distribution and sale of cannabis for adult-use purposes. The impact of these new laws, regulations and guidelines on the business of the Corporation, including increased costs of compliance and other potential risks cannot be predicted, and accordingly, the Corporation may experience adverse effects.

The Canadian federal regulatory regime requires plain packaging in order to prohibit testimonials, lifestyle branding and packaging that is appealing to youth. The restriction on the use of logos and brand names on cannabis products could have a material adverse impact on the Corporation’s business, financial condition and results of operation.

Provincial governments in Canada have also implemented various regulatory regimes for the distribution and sale of cannabis for adult- use purposes. There is no guarantee that provincial legislation regulating the distribution and sale of cannabis for adult-use purposes will ultimately have the intended effect or remain in the current form or create the growth opportunities that are currently anticipated by the Corporation.

Risks Relating to Suppliers

In addition to the risk factors that may impact the business, operations and financial condition of the Corporation and its suppliers noted above, additional risk factors contemplated herein may directly impact the business, operations and financial condition of the Corporation’s suppliers and, accordingly, may have an indirect Material Adverse Effect on the Corporation.

Cannabis retailers are dependent on the supply of cannabis products from Licensed Producers. There can be no assurance that there will be a sufficient supply of cannabis available to the Corporation to purchase and to operate its business or satisfy demand. Licensed Producers’ growing operations are dependent on a number of key inputs and their related costs, including raw materials and supplies. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact Licensed Producers and, in turn, the Corporation’s financial condition and operating results. Any inability of Licensed Producers to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the Corporation’s business, financial condition and operating results.

The facilities of the Corporation’s suppliers could be subject to adverse changes or developments, including but not limited to a breach of security, which could have a Material Adverse Effect on the Corporation’s business, financial condition and prospects. Any breach of the security measures and other facility requirements, including any failure to comply with recommendations or requirements arising from inspections by Health Canada or other legal or regulatory requirements, could also have an impact on the Corporation’s suppliers’ ability to continue operating under their licences or the prospect of renewing their licences or on the Corporation’s ability or willingness to sell product sourced from a supplier, which may have an adverse effect on the Corporation.

Furthermore, the Corporation’s suppliers may experience operational slowdowns or other barriers to operations as a result of protective measures associated with the COVID-19 pandemic and which may affect the ability of the Corporation to obtain and sell product sourced from a supplier, which may have an adverse effect on the Corporation.

Risks Related to Integration

To experience the benefits of growth by acquisition, the Corporation will need to combine and integrate the operations of such acquired entity or assets. Integration will require substantial management attention and could detract attention from the day-to-day business of the Corporation. The Corporation and the acquired entity could encounter difficulties in the integration process, such as the need to revisit assumptions about future revenues, capital expenditures and operating costs, including synergies, the loss of key employees or commercial relationships or the need to address unanticipated liabilities. If the Corporation cannot integrate the business of the acquired entity into the business of the Corporation’s businesses successfully, the expected benefits of the such acquisition may not be realized. Acquisitions by the Corporation are completed with the expectation that the successful completion of such acquisition will result in increased earnings and cost savings by taking advantage of operating and other synergies to be realized from the integration of the acquired entity. These anticipated benefits will depend in part on whether the acquired entity’s operations can be integrated in an efficient and effective manner. Management may face challenges incorporating the systems and personnel of an acquired entity, including possible unanticipated liabilities, unanticipated costs, and the loss of key employees. The Corporation’s operational performance after completion of an acquisition could be adversely affected if the Corporation cannot retain key employees to assist in the integration and operation of the combined business. As a result of these factors, it is possible that the synergies expected from the combination of the Corporation and an acquired entity will not be realized.

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Risks Inherent in Strategic Alliances

The Corporation may enter into strategic alliances with third parties that it believes will complement or augment its existing business. The Corporation’s ability to complete strategic alliances is dependent upon, and may be limited by, the availability of suitable candidates and capital. In addition, strategic alliances could present unforeseen integration obstacles or costs, may not enhance the Corporation’s business, and may involve risks that could materially adversely affect the Corporation, including significant amounts of management time that may be diverted from operations to pursue and complete such transactions or maintain such strategic alliances in accordance with applicable laws. Future strategic alliances could result in the incurrence of additional debt, costs and contingent liabilities or otherwise materially adversely effect the Corporation, and there can be no assurance that future strategic alliances will achieve the expected benefits to the Corporation’s business or that the Corporation will be able to consummate future strategic alliances on satisfactory terms, or at all.

Competition

The introduction of an adult-use model for cannabis production and distribution may impact the medical and/or adult-use cannabis market. The impact may be negative for the Corporation and could result in increased levels of competition in the adult-use cannabis market and/or the entry of new competitors in the overall cannabis market in which the Corporation operates.

There is potential that the Corporation will face intense competition from other companies, some of which can be expected to have longer operating histories (through affiliated companies) and greater financial resources. Increased competition by larger and better financed competitors could materially and adversely affect the business, financial condition and results of operations of the Corporation. The Corporation is an early-stage company with little operational history. The ability of the Corporation to obtain all permits and licences required to carry out its business objectives as intended is uncertain. If the Corporation is unable to achieve its business objectives, such failure could materially and adversely affect the business, financial condition and results of operations of the Corporation. Existing or future competition in the cannabis industry could materially adversely affect the Corporation’s prospects for growth.

Cannabis Prices

The price of the Corporation’s shares and the Corporation’s financial results may be significantly and adversely affected by a decline in the price of cannabis. There is currently no established market price for cannabis, and the price of cannabis is affected by numerous factors beyond the Corporation’s control. Any price decline may have a Material Adverse Effect on the Corporation.

The profitability of the Corporation may be directly related to the price of cannabis. The Corporation’s operating income may be sensitive to changes in the price of cannabis and the overall condition of the cannabis industry.

Wholesale Price Volatility

The cannabis industry is a margin-based business in which gross profits depend on the excess of sales prices over costs. Consequently, profitability is sensitive to fluctuations in wholesale and retail prices caused by changes in supply (which itself depends on other factors such as weather, fuel, equipment and labour costs, shipping costs, economic situation and demand), taxes, government programs and policies for the cannabis industry (including price controls and wholesale price restrictions that may be imposed by provincial agencies responsible for the sale of cannabis), and other market conditions, all of which are factors beyond the control of the Corporation.

Dependence on Key Management Personnel

The success of the Corporation is dependent upon the ability, expertise, judgment, discretion and good faith of its senior management as well as certain consultants (the “Key Personnel”). The Corporation’s future success depends on its continuing ability to attract, develop, motivate, and retain Key Personnel. Qualified individuals for Key Personnel positions are in high demand, and the Corporation may incur significant costs to attract and retain them. The loss of the services of Key Personnel, or an inability to attract other suitably qualified persons when needed, could have a Material Adverse Effect on the Corporation’s ability to execute on its business plan and strategy, and the Corporation may be unable to find adequate replacements on a timely basis, or at all. While employment and consulting agreements are customarily used as a primary method of retaining the services of Key Personnel, these agreements cannot assure the continued services of such individuals.

Conflicts of Interest

The Corporation may be subject to various potential conflicts of interest because of the fact that some of its officers, directors and consultants may be engaged in a range of business activities. The Corporation’s executive officers, directors and consultants may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to the Corporation. In some cases, the Corporation’s executive officers, directors and consultants may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to the Corporation’s business and affairs and that could adversely affect the Corporation’s operations. These business interests could require significant time and attention of the Corporation’s executive officers, directors and consultants.

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In addition, the Corporation may also become involved in other transactions which conflict with the interests of its directors, officers and consultants who may from time to time deal with persons, firms, institutions or companies with which the Corporation may be dealing, or which may be seeking investments similar to those desired by it. The interests of these persons could conflict with those of the Corporation. In addition, from time to time, these persons may be competing with the Corporation for available investment opportunities. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of the Corporation’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Corporation are required to act honestly, in good faith and in the best interests of the Corporation.

U.S. Operations

On October 16, 2017, the TSX and TSXV provided clarity to TSX and TSXV-listed issuers with business activities in the cannabis sector. The TSX and TSXV noted that issuers with ongoing business activities that violate U.S. federal law regarding cannabis are not in compliance with the TSX/TSXV requirements. These business activities may include (a) direct or indirect ownership of, or investment in, entities engaging in activities related to the cultivation, distribution or possession of cannabis in the U.S.; (b) commercial interests or arrangements with such entities; (c) providing services or products specifically targeted to such entities; or (d) commercial interests or arrangements with entities engaging in providing services or products to U.S. cannabis companies. The TSX and TSXV reminded issuers that, among other things, should the TSX or TSXV, as applicable, find that a listed issuer is engaging in activities contrary to their respective requirements, the TSX or TSXV, as applicable, has the discretion to initiate a delisting review. Failure of the Corporation to comply with the applicable exchange requirements could have an adverse effect on the business of the Corporation.

On January 4, 2018, then U.S. Attorney General Jeff Sessions issued a memorandum to U.S. district attorneys which rescinded previous guidance from the U.S. Department of Justice specific to cannabis enforcement in the U.S., including the August 2013 memorandum authored by then Deputy Attorney General James Cole (the “Cole Memorandum”) indicating that the U.S. Department of Justice would not prioritize the prosecution of cannabis-related violations of U.S. federal law in jurisdictions that had enacted laws legalizing cannabis in some form and that had also implemented strong and effective regulatory and enforcement systems. With the Cole Memorandum rescinded, U.S. federal prosecutors can exercise their discretion in determining whether to prosecute cannabis-related violations of U.S. federal law.

Additional uncertainty arose on November 7, 2018, when Attorney General Jeff Sessions resigned at the request of then President Donald Trump. On February 14, 2019, William Barr assumed the office as Attorney General. On January 20, 2021 President Joe Biden was sworn in and succeeded Donald Trump. On March 10, 2021 Merrick Garland was confirmed as U.S. Attorney General. Though there has been optimism that President Biden and Merrick Garland will take a more cannabis-friendly approach to regulation of the cannabis industry than their predecessors, it remains to be seen what, if any, policy changes will be implemented under the Biden administration.

Additionally, the Rohrabacher-Farr Amendment (the “Amendment”) has been adopted by the Congress in successive budgets since 2015. The Amendment prohibits the U.S. Department of Justice from spending funds appropriated by Congress to enforce the tenets of the Controlled Substances Act against the medical cannabis industry in states which have legalized such activity. This Amendment has historically been passed as an amendment to omnibus appropriations bills, which by their nature expire at the end of a fiscal year or other defined term. The Amendment was most recently renewed on December 27, 2020 through the signing of the fiscal year 2021 omnibus spending bill, effective through September 30, 2021.

The Corporation does not engage in any U.S. cannabis-related activities as defined in Canadian Securities Administrators Staff Notice 51-352. The Corporation will only conduct business in jurisdictions outside of Canada where such operations are legally permissible in accordance with all of the laws of the foreign jurisdiction, the laws of Canada and the Corporation’s obligations pursuant to the policies of exchange(s) on which it is traded.

Reputational Risk

The Corporation believes that the cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the cannabis produced. Consumer perception can be significantly influenced by scientific research or findings, regulatory proceedings, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favourable than, or that question, earlier research reports, findings or publicity could have a Material Adverse Effect on the demand within the cannabis industry, which could affect the business, results of operations, financial condition and cash flows of the Corporation. The Corporation’s dependence on consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a Material Adverse Effect on the Corporation, the business, results of operations, financial condition and cash flows of the Corporation. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of cannabis in general, or associating the consumption of cannabis with illness or other negative effects or events, could have such a Material Adverse Effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products legally, appropriately or as directed.

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In addition, the parties with which the Corporation does business may perceive that they are exposed to reputational risk as a result of the Corporation’s cannabis business activities. For example, the Corporation could receive a notification from a banker advising it that they would no longer maintain banking relationships with those in the cannabis industry. The Corporation may in the future have difficulty establishing or maintaining bank accounts or other business relationships. Failure to establish or maintain business relationships could have a Material Adverse Effect on the Corporation.

Limited Operating History

The Corporation has a limited history of operations and is in the early stage of development as it builds out an infrastructure to capitalize on the opportunity for value creation in the cannabis industry. The Corporation is therefore be subject to many of the risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial, and other resources and lack of revenues. The limited operating history may also make it difficult for investors to evaluate the Corporation’s prospects for success. There is no assurance that the Corporation will be successful and the likelihood of success must be considered in light of its early stage of operations.

The Corporation may not be able to achieve or maintain profitability and may incur losses in the future. In addition, the Corporation is expected to increase its capital investments as it implements initiatives to grow its business. If the Corporation’s revenues do not increase to offset these expected increases, the Corporation may not generate positive cash flow. There is no assurance that future revenues will be sufficient to generate the funds required to continue operations without external funding.

Being a Public Company May Increase Price Volatility

The Corporation’s status as a reporting issuer may increase price volatility due to various factors, including the ability to buy or sell its shares, different market conditions in different capital markets and different trading volumes. The increased price volatility could adversely affect the results of operations or financial condition of the Corporation.

The Requirements of Being a Public Company May Strain the Corporation’s Resources

As a reporting issuer, the Corporation, and its business activities, will be subject to the reporting requirements of applicable securities legislation of the jurisdictions in which it is a reporting issuer, the listing requirements of the exchange(s) on which it is listed and other applicable securities rules and regulations. Compliance with those rules and regulations will increase the Corporation’s legal and financial costs making some activities more difficult, time consuming or costly and increase demand on its systems and resources.

Fraudulent or Illegal Activity by Employees, Contractors and Consultants

The Corporation may be exposed to the risk that its employees, independent contractors and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to the Corporation that violates: (a) government laws and regulations; or (b) laws that require the true, complete and accurate reporting of financial information or data. It may not always be possible for the Corporation to identify and deter such misconduct by its employees and other third parties, and the precautions taken by the Corporation to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting the Corporation from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against the Corporation, and it is not successful in defending itself or asserting its rights, such actions could have a significant impact on the Corporation’s business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of the Corporation’s operations, any of which could have a Material Adverse Effect on the Corporation’s business, financial condition, results of operations or prospects.

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Internal Controls

Effective internal controls are necessary for the Corporation to provide reliable financial reports and to help prevent fraud. Although the Corporation has undertaken and will continue to undertake a number of procedures and has implemented and will continue to implement a number of safeguards in order to help ensure the reliability of its financial reports, including those imposed on the Corporation under applicable law, in each case the Corporation cannot be certain that such measures will ensure that the Corporation maintains adequate control over financial processes and reporting. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Corporation’s results of operations or cause it to fail to meet its reporting obligations. If the Corporation or its auditors discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market’s confidence in the Corporation’s consolidated financial statements and could result in a Material Adverse Effect.

General Economic Risks

The Corporation’s operations could be affected by the economic context should interest rates, inflation or the unemployment level reach levels that influence consumer trends and spending and, consequently, impact the Corporation’s sales and profitability.

Any investors should further consider, among other factors, the Corporation’s prospects for success in light of the risks and uncertainties encountered by companies that, like the Corporation, are in their early stages. For example, unanticipated expenses and problems or technical difficulties may occur, which may result in material delays in the operation of the Corporation’s business. The Corporation may not successfully address these risks and uncertainties or successfully implement its operating strategies. If the Corporation fails to do so, it could materially harm the Corporation’s business to the point of having to cease operations and could impair the value of the Corporation’s securities.

Epidemics/Pandemics

The Corporation faces risks related to health epidemics, pandemics and other outbreaks of communicable diseases, which could significantly disrupt its operations and may materially and adversely affect its business and financial conditions. The Corporation’s business could be adversely impacted by the effects of the COVID-19 pandemic or other epidemics and/or pandemics. On March 11, 2020, the World Health Organization declared that the outbreak of COVID-19 was a pandemic. The extent to which COVID-19 impacts the Corporation’s business, including its operations and the market for its securities, will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the pandemic and the actions taken to contain or treat the COVID-19 pandemic (including recommendations from public health officials). In particular, the continued spread of COVID-19 globally could materially and adversely impact the Corporation’s business including without limitation, store closures or reduced operational hours or service methods, employee health, workforce productivity, availability of product, increased insurance premiums, limitations on travel, the availability of experts and personnel and other factors that will depend on future developments beyond the Corporation’s control, which may have a material and adverse effect on its business, financial condition and results of operations. There can be no assurance that the Corporation ‘s personnel will not be impacted by these pandemic diseases and ultimately see its workforce productivity reduced or incur increased costs as a result of these health risks. In addition, the COVID-19 pandemic represents a widespread global health crisis that could adversely affect global economies and financial markets resulting in an economic downturn that could have an adverse effect on the Corporation.

Liquidity and Additional Financing

There is no guarantee that the Corporation will be able to achieve its business objectives. The continued development of the Corporation may require additional financing. The failure to raise such capital could result in the delay or indefinite postponement of current business objectives or the Corporation going out of business. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Corporation. If additional funds are raised through issuances of equity or convertible debt securities, existing shareholders could suffer significant dilution. In addition, from time to time, the Corporation may enter into transactions to acquire assets or the shares of other companies. These transactions may be financed wholly or partially with debt, which may temporarily increase the Corporation’s debt levels above industry standards. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Corporation to obtain additional capital and to pursue business opportunities, including potential acquisitions. The Corporation may require additional financing to fund its operations to the point where it is generating positive cash flows. Negative cash flow may restrict the Corporation’s ability to pursue its business objectives.

Difficulty to Forecast

The Corporation will need to rely largely on its own market research to forecast industry statistics as detailed forecasts are not generally obtainable, if obtainable at all, from other sources at this early stage of the adult-use cannabis industry. Failure in the demand for the adult-use cannabis products as a result of competition, technological change, change in the regulatory or legal landscape or other factors could have a Material Adverse Effect on the business, results of operations and financial condition of the Corporation.

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Leases

The Corporation may enter into lease agreements for locations in respect of which at the time of entering such agreement, it does not have a permit or licence to sell cannabis products. In the event the Corporation is unable to obtain a permit and/or licence to sell cannabis products at such locations in compliance with applicable law, such leases may become a liability of the Corporation without a corresponding revenue stream (subject to stores where the Corporation may sell cannabis accessories only, in compliance with applicable law, or sub-lease to an alternative tenant). In the event that the Corporation is unable to obtain permits and/or licences at numerous locations for which it has or will have a lease obligation, this could have a Material Adverse Effect on the Corporation’s business, financial conditions and operating results.

Management of Growth

The Corporation may be subject to growth-related risks. The ability of the Corporation to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Corporation to manage this growth may have a Material Adverse Effect on the Corporation’s business, financial condition, results of operations and growth prospects.

Anti-Money Laundering Laws and Regulation Risks

The Corporation is subject to a variety of laws and regulations domestically and internationally that involve money laundering, financial recordkeeping and proceeds of crime, including the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended and the rules and regulations thereunder, the Criminal Code (Canada) and any related or similar rules, regulations or guidelines, issued, administered or enforced by Governmental Authorities internationally.

In the event that any of the Corporation’s proceeds, any dividends or distributions therefrom, or any profits or revenues accruing from operations were found to be in violation of money laundering legislation or otherwise, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation. This could restrict or otherwise jeopardize the ability of the Corporation to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada.

Unknown Defects and Impairments

A defect in any business arrangement may arise to defeat or impair the claim of the Corporation to such transaction, which may have a Material Adverse Effect on the Corporation. It is possible that material changes could occur that may adversely affect management’s estimate of the recoverable amount for any agreement the Corporation enters into. Impairment estimates, based on applicable key assumptions and sensitivity analysis, will be based on management’s best knowledge of the amounts, events or actions at such time, and the actual future outcomes may differ from any estimates that are provided by the Corporation. Any impairment charges on the Corporation’s carrying value of business arrangements could have a Material Adverse Effect on the Corporation.

Challenging Global Financial Conditions

Global financial conditions have been characterized by increased volatility, with numerous financial institutions having either gone into bankruptcy or having to be rescued by government authorities. Global financial conditions could suddenly and rapidly destabilize in response to future events, as government authorities may have limited resources to respond to future crises. Global capital markets have continued to display increased volatility in response to global events. Future crises may be precipitated by any number of causes, including natural disasters, geopolitical instability, changes to energy prices or sovereign defaults. Any sudden or rapid destabilization of global economic conditions could negatively impact the ability of the Corporation, or the ability of the operators of the companies in which the Corporation will hold interests, to obtain equity or debt financing or make other suitable arrangements to finance their projects. If increased levels of volatility continue or in the event of a rapid destabilization of global economic conditions, it may result in a Material Adverse Effect on the Corporation and the price of the Corporation’s securities could be adversely affected.

Credit and Liquidity Risk

The Corporation will be exposed to counterparty risks and liquidity risks including, but not limited to: (a) through suppliers of the Corporation which may experience financial, operational or other difficulties, including insolvency, which could limit or suspend those suppliers’ ability to perform their obligations under agreements with the Corporation; (b) through financial institutions that may hold the Corporation’s cash and cash equivalents; (c) through companies that will have payables to the Corporation; (d) through the Corporation’s insurance providers; (e) through the Corporation lenders, if any; and (f) the Corporation exercising its redemption right. The Corporation will also be exposed to liquidity risks in meeting its operating expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of the Corporation to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to the Corporation. If these risks materialize, the Corporation’s operations could be adversely impacted and the price of the Corporation’s shares could be adversely affected.

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Litigation

The Corporation may from time to time be involved in various claims, legal proceedings and disputes arising in the ordinary course of business. If the Corporation is unable to resolve these disputes favourably, it may have a Material Adverse Effect on the Corporation. Even if the Corporation is involved in litigation and wins, litigation can redirect significant Corporation resources. Litigation may also create a negative perception of the Corporation. Securities litigation could result in substantial costs and damages and divert the Corporation’s management’s attention and resources. Any decision resulting from any such litigation that is adverse to the Corporation could have a negative impact on the Corporation’s financial position.

Hedging Risk

The Corporation may hedge or enter into forward sales of its forecasted right to purchase cannabis. Hedging involves certain inherent risks including: (a) credit risk – the risk that the creditworthiness of a counterparty may adversely affect its ability to perform its payment and other obligations under its agreement with the Corporation or adversely affect the financial and other terms the counterparty is able to offer the Corporation; (b) market liquidity risk – the risk that the Corporation has entered into a hedging position that cannot be closed out quickly, by either liquidating such hedging instrument or by establishing an offsetting position; and (c) unrealized fair value adjustment risk – the risk that, in respect of certain hedging products, an adverse change in market prices for cannabis will result in the Corporation incurring losses in respect of such hedging products as a result of the hedging products being out-of-the-money on their settlement dates.

There can be no assurance that a hedging program designed to reduce the risks associated with price fluctuations will be successful. Although hedging may protect the Corporation from adverse changes in price fluctuations, it may also prevent the Corporation from fully benefitting from positive changes.

Cybersecurity Risks

The information systems of the Corporation and any third-party service providers and vendors are vulnerable to an increasing threat of continually evolving cybersecurity risks. These risks may take the form of malware, computer viruses, cyber threats, extortion, employee error, malfeasance, ransomware, system errors or other types of risks, and may occur from inside or outside of the respective organizations. Cybersecurity risk is increasingly difficult to identify and quantify and cannot be fully mitigated because of the rapidly evolving nature of the threats, targets and consequences. Additionally, unauthorized parties may attempt to gain access to these systems through fraud or other means of deceiving third-party service providers, employees or vendors. The operations of the Corporation depend, in part, on how well networks, equipment, information technology (“IT”) systems and software are protected against damage from a number of threats. These operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. However, if the Corporation is unable or delayed in maintaining, upgrading or replacing IT systems and software, the risk of a cybersecurity incident could materially increase. Any of these and other events could result in information system failures, delays and/or increases in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the reputation and results of operations of the Corporation.

The Corporation may from time to time collect and store personal information about its customers and will be responsible for protecting that information from privacy breaches. A privacy breach may occur through procedural or process failure, information technology malfunction, or deliberate unauthorized intrusions. Theft of data for competitive purposes, particularly client lists and preferences, is an ongoing risk whether perpetrated via employee collusion or negligence or through deliberate cyber-attack. Any such theft or privacy breach could have a Material Adverse Effect.

Dividend Policy

The declaration, timing, amount and payment of dividends are at the discretion of the Corporation’s board of directors and will depend upon the Corporation’s future earnings, cash flows, acquisition capital requirements and financial condition, and other relevant factors. There can be no assurance that the Corporation will declare a dividend on a quarterly, annual or other basis.

Operating Risks

Cannabis operations generally involve a high degree of risk. The Corporation’s suppliers will be subject to all of the hazards and risks normally encountered in the cannabis industry. Should any of these risks or hazards affect one of the Corporation’s suppliers, it may(a) cause the cost of development or production to increase to a point where it would no longer be economically viable to produce cannabis; and (b) cause delays or stoppage of operations. Although the Corporation is not dependent on any one supplier, the occurrence of either of the above-mentioned risks or hazards could have a Material Adverse Effect on the ability of the Corporation to carry out its business and the price of the Corporation’s securities.

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Customer Acquisitions

The Corporation’s success depends, in part, on the Corporation’s ability to attract and retain customers. There are many factors which could impact the Corporation’s ability to attract and retain customers, including but not limited to the ability to continually source desirable product, the successful implementation of customer-acquisition plans and the continued growth in the aggregate number of customers. The failure to acquire and retain customers would have a Material Adverse Effect on the Corporation’s business, operating results and financial condition.

Constraints on Marketing Products and Services

The development of the Corporation’s businesses and operating results may be hindered by applicable restrictions on promotions and marketing. The regulatory environment in Canada and abroad limits the Corporation’s ability to compete for market share in a manner similar to other industries. If the Corporation is unable to effectively market its products and services and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through increased selling prices for its products, the Corporation’s sales and operating results could be adversely affected, which could have a Material Adverse Effect on the Corporation’s business, financial condition and operating results.

Product Recalls

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of the products produced by the Corporation’s suppliers are recalled due to an alleged product defect or for any other reason, the Corporation may be required to incur unexpected expenses relating to the recall and potentially any legal proceedings that might arise in connection with the recall. In addition, a product recall may require significant management attention. There can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of the products produced by the Corporation’s suppliers were subject to recall, the reputation of that product, the supplier and the Corporation could be harmed. A recall for any of the foregoing reasons could lead to decreased demand and could have a Material Adverse Effect on the results of operations and financial condition of the Corporation. Additionally, product recalls may lead to increased scrutiny of the operations by Health Canada or other regulatory agencies, requiring further management attention and potential legal fees and other expenses, which may also have an adverse effect on the Corporation.

Product Liability

As a seller of products designed to be ingested by humans, the Corporation will face an inherent risk of exposure to product liability claims, regulatory action and litigation if the products it sells are alleged to have caused significant loss or injury. In addition, the manufacture and sale of cannabis products involve the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of cannabis products alone or in combination with other medications or substances could occur. The Corporation may be subject to various product liability claims, including that the products they sell caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances.

A product liability claim or regulatory action against the Corporation could result in increased costs to the Corporation, could adversely affect the Corporation’s reputation with its clients and consumers generally, and could have a Material Adverse Effect on the results of operations and financial condition of the Corporation. There can be no assurances that the Corporation or the Corporation’s suppliers will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of products.

Environmental and Employee Health and Safety Regulations

The Corporation’s operations may be subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air and land, the handling and disposal of hazardous and non-hazardous materials and wastes, and employee health and safety. Accordingly, the Corporation will incur ongoing costs and obligations related to compliance with environmental and employee health and safety matters. Failure to comply with environmental and safety laws and regulations may result in costs for corrective measures, penalties or in restrictions on certain of the Corporation’s operations. In addition, changes in environmental, employee health and safety or other laws, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Corporation’s operations or give rise to material liabilities, which could have a Material Adverse Effect on the business, results of operations and financial condition of the Corporation.

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Dependence on Suppliers and Skilled Labour

The ability of the Corporation to compete and grow will be dependent upon having access, at a reasonable cost and in a timely manner, to skilled labour. No assurances can be given that the Corporation will be successful in maintaining its required supply of skilled labour.

Intellectual Property

The ownership and protection of trademarks, patents, trade secrets and intellectual property rights are significant aspects of the Corporation’s future success. Registration of the Corporation’s trademarks, patents and other intellectual property could potentially be rejected by the governing authorities of the regions in which the Corporation is pursuing or will pursue business opportunities and the validity of any registrations granted may subsequently be challenged by third parties. The outcome of these registration and validity challenge processes is unpredictable. Unauthorized parties may attempt to replicate or otherwise obtain and use the Corporation’s products and technology. Policing the unauthorized use of the Corporation’s current or future trademarks, patents, trade secrets or intellectual property rights could be difficult, expensive, time-consuming and unpredictable, as may be enforcing these rights against unauthorized use by others. Identifying unauthorized use of intellectual property rights is difficult as the Corporation may be unable to effectively monitor and evaluate the products being distributed by its competitors, including parties such as unlicensed dispensaries, and the processes used to produce such products. In addition, in any infringement proceeding, some or all of the trademarks, patents or other intellectual property rights or other proprietary know-how, or arrangements or agreements seeking to protect the same may be found invalid, unenforceable, anti-competitive or not infringed. An adverse result in any litigation or defense proceedings could put one or more of the trademarks, patents or other intellectual property rights at risk of being invalidated or interpreted narrowly and could put existing intellectual property applications at risk of not being issued. Any or all of these events could materially and adversely affect the business, financial condition and results of operations of the Corporation.

In addition, other parties may claim that the Corporation’s products infringe on their proprietary and perhaps patent protected rights. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, legal fees, result in injunctions, temporary restraining orders and/or require the payment of damages. As well, the Corporation may need to obtain licences from third parties who allege that the Corporation has infringed on their lawful rights. However, such licences may not be available on terms acceptable to the Corporation or at all. In addition, the Corporation may not be able to obtain or utilize on terms that are favorable to it, or at all, licences or other rights with respect to intellectual property that it does not own.

Transportation Risks

The Corporation’s suppliers will depend on fast and efficient courier services. Any prolonged disruption of this courier service could have an adverse effect on the financial condition and results of operations of the Corporation and/or the suppliers. Due to the nature of the business of the Corporation, security of product during transport is of the utmost concern. A breach of security during transport or delivery could have a material and adverse effect on the business, financial condition and prospects of the Corporation. Any breach of the security measures during transport or delivery, including any failure to comply with recommendations or requirements of Health Canada or other regulatory agencies, could also have an impact on the Corporation’s and/or its suppliers’ ability to continue operating.

Restructuring Costs

The Corporation implemented a restructuring plan to support long-term sales growth and profitability. Restructuring plans present significant potential risks that may impair our ability to achieve anticipated operating enhancements and/or cost reductions, or otherwise harm our business, including higher than anticipated costs in implementing our restructuring plan, as well as management distraction. Also, many of the Corporation’s employees have assumed additional duties and responsibilities. The restructuring program and workforce changes may negatively impact communication, morale, management cohesiveness and effective decision-making, which could have an adverse impact on business operations, internal controls, customer experience, sales and results of operations. Despite these cost control plans, costs may continue to increase for the foreseeable future. Furthermore, the Corporation continues to make significant investments in its strategic initiatives. There can be no assurance that the Corporation’s strategic initiatives and cost control efforts will result in the increased profitability, cost savings or other benefits that were expected, which could have a Material Adverse Effect on the Corporation’s business, financial condition and operating results.

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OUTLOOK

The COVID-19 pandemic has generated both opportunities and challenges for organizations globally, including the Company. The impact on fourth quarter results of 2020 was relatively limited and, given the nature of its businesses, the Company has been able to continue operating in all of its business lines with minimal disruption. With respect to its retail operations, the Company was able to quickly adapt its business model in ways that protect public health and adopt new methods of servicing its customers such as Spark Fastlane™, online payment, and where permissible under applicable regulations, curbside pick-up and Spark Rapid Delivery services in certain jurisdictions prior to the pandemic. This is a very positive step in the Company’s ability to compete with the incumbent illegal, unregulated market which poses an additional threat to public health during this pandemic.

As a result of these actions, the Company to date has more than 250,000 Spark Perks™ members. The Spark Perks™ program collects data on consumer purchase behaviors to help Fire & Flower better under the preferences of its customers and is also a robust, Cannabis Act compliant marketing platform which drives customer engagement and offers a tailored experience. This proprietary Retail 2.0 platform provides Fire & Flower’s customers with a convenient, personalized & curated shopping experience, whether online or in-store and has been proven as having the ability to rapidly adapt to changing economic, social and regulatory conditions as customer service models evolve. Leveraging powerful predictive analytics, Fire & Flower and our suppliers can ensure the right products are in the right location to meet customer demand and thereby drive sales and profitability for the Company.

The Company’s Open Fields distribution and wholesale operations continues to be a high performer and sets the Province of Saskatchewan as a testing-ground for private wholesaling and distribution. As the Province continues to open up the cannabis retail market, additional revenue opportunities through sales to external accounts are created, and Open Fields is poised to benefit. Additionally, the Company sees greater margins in the province of Saskatchewan as it is able to capture both wholesale and retail margins.

The Hifyre™ Digital Retail and Analytics Platform prepared the Company to rapidly deploy innovative business solutions before and during the current public health crisis. Hifyre also generates external revenue, and beyond the incumbent licensed producer customers, other customers include marketing, finance and market research groups seeking usable data and analysis. Additionally, the Hifyre™ Digital Retail Platform is a white-label Software-as-a-service (SaaS) retail platform that is licensed to regulated cannabis retailers in emerging international markets. Through strategic software alliances the Hifyre™ Digital Retail Platform provides a data-driven, shop- in-a-box rollout for retailers.

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